As filed with the Securities and Exchange Commission on June 13, 2011
Registration No. 333-174076

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
RXi PHARMACEUTICALS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	20-8099512
(State or other jurisdiction of incorporation or	(I.R.S. Employer
organization)	Identification Number)
60 Prescott Street
Worcester, Massachusetts 01605
(508) 767-3861
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Mark J. Ahn, Ph.D.
President and Chief Executive Officer
RXi Pharmaceuticals Corporation
60 Prescott Street
Worcester, Massachusetts 01605
(508) 767-3861
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Dale E. Short
TroyGould PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067
(310) 553-4441

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JUNE 13, 2011
PROSPECTUS
RXi PHARMACEUTICALS CORPORATION
4,974,090 Shares of Common Stock
     This prospectus relates to outstanding shares of our common stock offered for sale by the selling stockholders listed under “Selling Stockholders” beginning on page 51 of this prospectus.
     We are not selling any shares of common stock under this prospectus, and will not receive any proceeds from the sale of the shares offered by the selling stockholders. We will pay all fees and expenses incurred in connection with the registration of the shares of common stock offered by this prospectus, and the selling stockholders will pay any brokerage or underwriting commissions or discounts or other expenses relating to the sale of these shares.
     The selling stockholders or their donees, pledgees or other transferees may sell or otherwise transfer the shares of common stock offered by this prospectus from time to time in the public market or in privately negotiated transactions, either directly or through broker-dealers or underwriters, at fixed prices, at prevailing market prices at the time of sale, at prices relating to the prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. See “Plan of Distribution” beginning on page 57 of this prospectus for more information about how the selling stockholders may sell or otherwise transfer their shares of common stock.
     Our common stock is traded on the Nasdaq Capital Market under the symbol “RXII.” On June 8, 2011, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.17.
     An investment in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 32 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June [•], 2011.

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed on behalf of the selling stockholders with the Securities and Exchange Commission, or the SEC, to permit the selling stockholders to sell the shares described in this prospectus in one or more transactions. The selling stockholders and the plan of distribution of the shares being offered by them are described in this prospectus under the headings “Selling Stockholders” and “Plan of Distribution.”
     As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s web site or its offices described below under the heading “Where You Can Find Additional Information.”
     In this prospectus, we sometimes refer to RXi Pharmaceuticals Corporation as “RXi” and to its wholly owned subsidiary, Apthera, Inc., as “Apthera.” References to this prospectus to the “company,” “we,” “us” or “our” refer to RXi and Apthera, collectively, unless the context suggests otherwise.
     You should rely only on the information that is contained in this prospectus or that is incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is in addition to or different from that contained in, or incorporated by reference into, this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it.
     The shares of common stock offered by this prospectus are not being offered in any jurisdiction where the offer or sale of such common stock is not permitted. You should not assume that the information contained in, or incorporated by reference into, this prospectus is accurate as of any date other than the date of this prospectus or, in the case of the documents incorporated by reference, the date of such documents, regardless of the date of delivery of this prospectus or any sale of the common stock offered by this prospectus. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

(i)

PROSPECTUS SUMMARY
     This summary highlights selected information appearing elsewhere or incorporated by reference into this prospectus and may not contain all of the information that is important to you. You should carefully review this prospectus in its entirety, including the information incorporated by reference.
RXi Pharmaceuticals Corporation
Overview
     We were incorporated as Argonaut Pharmaceuticals, Inc. in Delaware on April 3, 2006, changed our name to RXi Pharmaceuticals Corporation on November 28, 2006, and began operations in January 2007. Our principal executive offices are located at 60 Prescott Street, Worcester, Massachusetts 01605, and our phone number is (508) 767-3861. As described below under “Recent Developments,” on April 13, 2011, we acquired Apthera, Inc., or “Apthera,” a privately held biotechnology company. Unless otherwise specified, the information contained in this prospectus gives effect to the acquisition of Apthera.
     RXi is a biotechnology company focused on discovering, developing and commercializing innovative therapies addressing major unmet medical needs using RNAi-targeted and immunotherapy technologies. We are pursuing (1) cancer therapies utilizing peptide-based immunotherapy products, including our main product candidate NeuVax™, for the treatment of various cancers and (2) proprietary therapeutics based on RNA interference, or “RNAi,” a naturally occurring cellular mechanism that has the potential to effectively and selectively interfere with, or “silence,” expression of targeted disease-associated genes.
•	Immunotherapy Products. Our main product candidate is NeuVax, which is a peptide-based immunotherapy to reduce the recurrence of breast cancer in low-to-intermediate HER2-positive breast cancer patients not eligible for Herceptin®. We expect NeuVax to enter Phase III clinical trials in this breast cancer patient population during the first half of 2012 if we are able to satisfy certain United States Food and Drug Administration, or “FDA,” information requirements to be released from a clinical hold to commence the trial. In addition, based on our clinical trials, we believe that NeuVax has the potential to treat other HER2-related cancers, including prostate, bladder and ovarian cancers.

•	RNAi Products. We believe that certain human diseases can potentially be treated by silencing targeted genes that lead to disease. While no therapeutic RNAi products have been approved by the FDA to date, there has been significant interest and growth in the field of RNAi therapeutic development. This growth is driven by the potential ability to use RNAi to rapidly develop lead compounds that specifically and selectively inhibit a target gene, many of which are thought to be undruggable by other modalities. RXI-109, our first RNAi product candidate, is a dermal anti-scarring therapy that targets CTGF (connective tissue growth factor). We are currently working towards filing an investigational new drug application, or “IND,” for RXI-109 in the second half of 2011 and commencing a Phase I clinical trial in the first half of 2012. We intend to maintain our core RNAi discovery and development capability to advance current collaborations, as well as enable alliances. We believe that RXI-109 may be able to treat other indications, including pulmonary fibrosis, liver fibrosis, acute spinal injury, ocular scarring and restinosis.
     The chart below summarizes the current status of our drug development programs, with the dark shading indicating completed stages of development and the light shading indicating development activities we intend to prioritize in the near-term.

Our Therapeutic Programs
Immunotherapy Program
     We are developing a pipeline of immunotherapy product candidates for the treatment of various cancers based on the E75 peptide, the most advanced of which is NeuVax, which is targeted at preventing the recurrence of breast cancer. NeuVax has had positive Phase I/II clinical trial results for the prevention of breast cancer recurrence in patients who have had breast cancer and received the standard of care treatment (e.g., surgery, chemotherapy, radiotherapy and hormonal therapy). We intend to conduct a Phase III clinical trial of NeuVax for the prevention of breast cancer recurrence in early-stage (node-positive) HER2-positive breast cancer patients. We project that this Phase III clinical trial will begin in the first half of 2012 subject to satisfying certain FDA information requirements to be released from a clinical hold to commence the trial.
     NeuVax is an immunotherapy that stimulates the immune system to actively seek out and selectively kill cancer cells. NeuVax directs “killer” T-cells to target and destroy cancer cells that express HER2/neu, a protein associated with epithelial tumors in breast, ovarian, pancreatic, colon, bladder and prostate cancers. NeuVax is comprised of two components: a HER2/neu-derived peptide called E75 and the immune adjuvant GM-CSF. E75 is a small 9-amino acid sequence that is immunogenic (produces an immune response) and GM-CSF is a commercially available protein that acts to stimulate and activate components of the immune system such as macrophages and dendritic cells.
     NeuVax has been shown to be most effective in patients with low-to-intermediate HER2/neu expressors with HLA type A2+ or A3+. We believe that approximately 25,000 of the approximately 200,000 women diagnosed with breast cancer in the U.S. each year meet these criteria. We believe that NeuVax’s specificity provides for a highly targeted therapy to prevent breast cancer recurrence for a selected subset of breast cancer patients and we believe it will increase the chance of a successful treatment outcome for these patients.
     In addition to the lead early-stage breast cancer indication for NeuVax, we are pursuing additional therapeutic indications for NeuVax that are currently in Phase I/II clinical trials. Under our IND, open protocols for the treatment of prostate cancer, ovarian cancer and bladder cancer exist for patient populations with the same general criteria for eligibility as in breast cancer (i.e., early-stage disease and adjuvant treatment setting after surgery with immunologic competence). We may also explore whether NeuVax provides clinical benefits in other areas, such as a prophylactic vaccine against breast cancer occurrence in healthy women with a high likelihood for developing breast cancer based on genetic assays or biomarkers and a strong positive familial history of breast cancer. Clinical trials conducted on NeuVax have provided proof-of-principle data in early-stage node-negative breast cancer, although such data is preliminary and not statistically significant as the trials were not designed to provide statistically significant efficacy data. Both the early-stage node-negative breast cancer indication and the high risk patient indication are longer-term areas of interest that we currently expect we will only explore with support from corporate partners for these programs.
RNAi Program
     By utilizing our expertise in RNAi and the comprehensive RNAi platform that we have established, we believe we will be able to discover and develop lead compounds and progress them into and through clinical development for potential commercialization. Our proprietary therapeutic platform is comprised of two main components:
•	Novel RNAi Compounds, referred to as rxRNA™ compounds, that are distinct from, and we believe convey significant advantages over, classic siRNA (conventionally-designed “small interfering RNA” compounds), and offer many of the properties that we believe are important to the clinical development of RNAi-based drugs. We have developed a number of unique forms of rxRNA compounds, all of which have been shown to be highly potent both in vitro and in pre-clinical in vivo models. These RNAi compounds include rxRNAori ™ , rxRNAsolo ™ and sd — rxRNA ™ , or “self delivering” RNA. Based on our research, we believe that these different, novel siRNA configurations have various potential advantages for therapeutic use. These potential advantages include high potency, increased resistance to nucleases and off-target effects, and, in the case of the sd-rxRNA compounds, access to cells and tissues with no additional formulation required.

•	Advanced Delivery Technologies that enable the delivery of our rxRNA compounds to potentially treat a variety of acute and chronic diseases using both local and systemic approaches, potentially providing a competitive advantage in the development of many RNAi therapeutic compounds. RXi’s suite of delivery technologies is comprised of delivery vehicles, which can be combined with various rxRNA compounds, as well as sd-rxRNA compounds, which are chemically modified and have the unique property of entering cells and tissues to effect silencing without the need for any additional delivery vehicle. This suite of delivery technologies has broad applications for multiple therapeutic areas targeting both local and systemic applications.
     We are currently focusing our internal therapeutic development areas in fibrosis-dermal anti-scarring. RXI-109, our first RNAi product candidate, is a dermal anti-scarring therapy that targets CTGF (connective tissue growth factor). Approximately 42 million surgical procedures are performed annually, with many patients experiencing hypertrophic scarring and keloids. We believe that RXI-109 will inhibit connective tissue formation in human fibrotic disease.
     Data obtained from pre-clinical studies of our sd-rxRNA compounds in preliminary pre-clinical models using local administration to the skin have shown robust delivery and effective target gene silencing. We have targeted filing an IND for RXI-109 in the second half of 2011. If clinical studies of RXI-109 produce successful results in anti-scarring, we may explore opportunities in other dermatology applications as well as in other anti-fibrotic indications, including pulmonary fibrosis, liver fibrosis, acute spinal cord injury, ocular scarring and restenosis.
Recent Developments
     During the fourth quarter of 2010 and the first quarter of 2011, we announced several important developments outlined below.
     On November 2, 2010, we announced that the United States Internal Revenue Service awarded us four Therapeutic Discovery Project, or “TDP,” grants totaling $977,917 as part of the Patient Protection and Affordable Care Act of 2010. The TDP grants were awarded in four equal amounts for developing (1)

self-delivering RNAi therapeutic for fibrotic disease, (2) self-delivering RNAi therapeutic for age-related macular degeneration, (3) self-delivering RNAi for ALS (Lou Gehrig’s disease), and (4) oral delivery of glucose-encapsulated siRNAs for rheumatoid arthritis.
     On December 17, 2010, we announced the selection of RXI-109 as our first RNAi therapeutic product candidate to advance into development. We have begun manufacturing activities and we are preparing a pre-IND package to submit to the FDA. Pending FDA review, we intend to employ a clinical trial design to study safety and tolerability as well as initial efficacy in a first clinical trial targeted for 2012. In this clinical trial, we plan to evaluate RXI-109 for the reduction of dermal scarring in planned surgeries.
     In January 2011, we announced positive results from two successful collaborations with other biotechnology companies using our proprietary sd-rxRNA technology. On January 6, 2011, we announced a successful collaboration with Generex Biotechnology Corporation, and its wholly-owned subsidiary Antigen Express, Inc., in developing proprietary vaccine formulations for active immunotherapy. Initial results from the collaboration demonstrated success in using sd-rxRNA compounds to silence genes in up to 80% in hemopoietic cells. The ability to reduce expression of certain genes in isolated hemopoietic-derived cancer cells ( ex vivo ) has the potential to convert them into specific immune-stimulants and opens the possibility for development of a new class of anticancer therapeutic vaccines that could complement our Apthera product candidate pipeline.
     On January 27, 2011, we announced positive initial results as part of our collaboration with miRagen Therapeutics, Inc., in creating microRNA mimics, or artificial copies of microRNAs, using our sd-rxRNA technology. In particular, the collaboration demonstrated efficacy in down-regulating a reporter gene (in vitro) whose expression is controlled by the microRNA in cell culture model systems develop by miRagen. Increasing the level of particular microRNAs by using therapeutic mimics may treat certain diseases, including cardiovascular, cancer, inflammatory, fibrotic and metabolic disorders.
     On March 31, 2011, we announced that we had entered into an Agreement and Plan of Merger, which we refer to as the “merger agreement,” with our wholly-owned subsidiary, Diamondback Acquisition Corp., a Delaware corporation, which we refer to as “Merger Sub,” Apthera and Robert E. Kennedy, in his capacity as representative of Apthera’s stockholders. On April 13, 2011, pursuant to the terms of the merger agreement, Merger Sub was merged with and into Apthera, with Apthera surviving the merger as a wholly owned subsidiary of RXi. We sometimes refer to the transactions pursuant to the merger agreement as the “merger” or the “acquisition of Apthera.” In connection with the merger, we issued to the former stockholders of Apthera 4,974,090 shares of our common stock and agreed to make future payments to them that are contingent upon the achievement of specified milestones. Information regarding the merger agreement and the merger, including pro forma condensed combined financial statements of the combined companies, is set forth in our Current Reports on Form 8-K filed with the Securities and Exchange Commission, or “SEC,” on April 5, 2011 and April 14, 2011, respectively, as amended by the amended Current Reports on Form 8-K/A filed with the SEC on April 15, 2011, May 4, 2011, and June 9, 2011, respectively. See “Incorporation of Information by Reference” in this prospectus for information on how to obtain these recent Current Reports.
     In connection with the merger, Mark J. Ahn, Ph.D., a member of our board of directors, succeeded Noah D. Beerman as Chief Executive Officer of RXi. Dr. Ahn will lead the combined companies, which will operate out of our current headquarters in Worcester, Massachusetts. In addition, Mark W. Schwartz, Ph.D., the Chief Executive Officer of Apthera, became our Executive Vice President and Chief Operating Officer and Robert E. Kennedy, the Chief Financial Officer of Apthera, became our Vice President and Chief Financial Officer.

Recent Financings
     On March 4, 2011, we completed an underwritten public offering of 6,000,000 units of our securities at a price to the public of $1.35 per unit for gross proceeds of $8.1 million. The net proceeds to us were approximately $7.3 million after deducting underwriting discounts and commissions and offering expenses. Each unit consisted of (i) one share of our common stock, (ii) a thirteen-month warrant to purchase 0.50 share of our common stock at an exercise price of $1.70 per share and (iii) a five-year warrant to purchase 0.50 share of our common stock at an exercise price of $1.87 per share. The shares of common stock and warrants comprising the units were immediately separable. In addition to other anti-dilution protections, the warrants contain so-called full-ratchet anti-dilution provisions that, with some exceptions, are triggered upon any issuance by us of shares of our common stock or common stock equivalents at a price per share below the then-exercise price of the warrants. As a result of our underwritten public offering completed on April 20, 2011 as described below, the exercise price of all of the thirteen-month warrants and the five-year warrants was reduced to $1.00 per share.
     On April 20, 2011, we completed an underwritten public offering of 11,950,000 units of our securities at a price to the public of $1.00 per unit for gross proceeds of approximately $12.0 million. The net proceeds to us were approximately $11.0 million after deducting underwriting discounts and commissions and offering expenses. Each unit consisted of one share of our common stock and a warrant to purchase one share of our common stock at an exercise price of $1.00 per share. The shares of common stock and warrants comprising the units were immediately separable. In addition to other anti-dilution protections, the warrants contain full-ratchet anti-dilution provisions that, with some exceptions, are triggered upon any issuance by us of shares of our common stock or common stock equivalents at a price per share below the then-exercise price of the warrants. The warrants will become exercisable on the date one year and one day from the date of issuance, subject to the approval by our stockholders of an increase in our authorized shares of common stock, and expire on the sixth anniversary of the date of issuance. In the underwriting agreement relating to the offering, we agreed to hold a stockholders meeting by July 31, 2011 to seek stockholder approval of an increase in our authorized shares of common stock. We also agreed to pay liquidated damages of $2,500,000 if we do not obtain such stockholder approval by April 16, 2012.
     In connection with the April 20, 2011 underwritten public offering, we also issued to several investors in the offering warrants to purchase an aggregate of 3,450,000 shares of our common stock on the same terms as the warrants sold in the offering in exchange for the investors’ warrants to purchase the same number of shares that were acquired by them in our March 4, 2011 underwritten public offering.
     On April 21, 2011, our board of directors authorized an increase in our authorized shares of common stock to 125,000,000 shares, subject to approval of our stockholders. We will seek stockholder approval of the amendment at our upcoming 2011 annual meeting of stockholders.
The Offering
     All of the shares of our common stock offered by the selling stockholders under this prospectus were sold and issued by RXi to the selling stockholders at the closing of the merger pursuant to the merger agreement. In the merger agreement, we agreed to file with the SEC the registration statement of which this prospectus is a part covering the offer of the shares for sale by the selling stockholders. We also agreed in the merger agreement to use our reasonable efforts to have the registration statement declared effective under the Securities Act and to maintain the effectiveness of the registration statement for a period ending on the earlier of (i) the date on which the shares may be sold without any volume limitations under Rule 144 under the Securities Act and (ii) the date on which all of the shares have been sold pursuant to the registration statement. See the discussion under the heading “Plan of Distribution” in this prospectus for more information regarding this offering.

Issuer	RXi Pharmaceuticals Corporation.

Selling Stockholders	The selling stockholders who are offering shares of common stock for sale under this prospectus are named under “Selling Stockholders” beginning on page 51 of this prospectus.

Shares Offered	4,974,090 shares of our common stock, including 497,409 shares that are currently held in escrow pursuant to an escrow agreement among RXi, Computershare Trust Company, N.A., and the representative of the former Apthera stockholders. The escrow shares will become available for sale by the selling stockholders pursuant to this prospectus only as and to the extent they are released from escrow on or about October 13, 2011 and April 13, 2012.

Shares Outstanding	41,919,518 shares (excluding treasury shares) as of June 3, 2011, excluding approximately 25,968,380 shares subject to outstanding stock options and warrants.

Use of Proceeds	The selling stockholders will receive all proceeds from the sale of shares under this prospectus. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Trading	Our common stock is traded on the Nasdaq Capital Market under the symbol “RXII.”
Risk Factors
     An investment in our common stock involves a high degree of risk, including those relating to our acquisition of Apthera. Before making an investment in our common stock, you should carefully review the information under “Risk Factors” beginning on page 32 of this prospectus, as well as the risk factors that are described in our other filings with the SEC and that are incorporated by reference into this prospectus.

BUSINESS
Overview
     RXi is a biotechnology company focused on discovering, developing and commercializing innovative therapies addressing major unmet medical needs using RNAi-targeted and immunotherapy technologies. We are pursuing (1) cancer therapies utilizing peptide-based immunotherapy products, including our main product candidate NeuVax™, for the treatment of various cancers and (2) proprietary therapeutics based on RNAi, a naturally occurring cellular mechanism that has the potential to effectively and selectively interfere with, or “silence,” expression of targeted disease-associated genes.
     We were incorporated as Argonaut Pharmaceuticals, Inc. in Delaware on April 3, 2006, changed our name to RXi Pharmaceuticals Corporation on November 28, 2006, and began operations in January 2007. Our principal executive offices are located at 60 Prescott Street, Worcester, Massachusetts 01605, and our phone number is (508) 767-3861. As described below under “Recent Developments,” on April 13, 2011, we acquired Apthera, a privately held biotechnology company. Unless otherwise specified, the information contained in this prospectus gives effect to the acquisition of Apthera.
•	Immunotherapy Products. Our main product candidate is NeuVax, which is a peptide-based immunotherapy to reduce the recurrence of breast cancer in low-to-intermediate HER2-positive breast cancer patients not eligible for Herceptin®. We expect NeuVax to enter Phase III clinical trials in this breast cancer patient population during the first half of 2012 if we are able to satisfy certain FDA information requirements to be released from a clinical hold to commence the trial. In addition, based on our clinical trials, we believe that NeuVax has the potential to treat other cancers, including prostate, bladder and ovarian cancers.

•	RNAi Products. We believe that certain human diseases can potentially be treated by silencing targeted genes that lead to disease. While no therapeutic RNAi products have been approved by the FDA to date, there has been significant interest and growth in the field of RNAi therapeutic development. This growth is driven by the potential ability to use RNAi to rapidly develop lead compounds that specifically and selectively inhibit a target gene, many of which are thought to be undruggable by other modalities. RXI-109, our first RNAi product candidate, is a dermal anti-scarring therapy that targets CTGF (connective tissue growth factor). We are currently working towards filing an IND for RXI-109 in the second half of 2011 and commencing a Phase I clinical trial in the first half of 2012. We intend to maintain our core RNAi discovery and development capability to advance current collaborations, as well as enable alliances. We believe that RXI-109 may be able to treat other indications, including pulmonary fibrosis, liver fibrosis, acute spinal injury, ocular scarring and restinosis.
     The chart below summarizes the current status of our drug development programs, with the dark shading indicating completed stages of development and the light shading indicating development activities we intend to prioritize in the near-term.

Our Therapeutic Programs
Immunotherapy Program
     We are developing a pipeline of immunotherapy product candidates for the treatment of various cancers based on the E75 peptide, the most advanced of which is NeuVax, which is targeted at preventing the recurrence of breast cancer. NeuVax has had positive Phase I/II clinical trial results for the prevention of breast cancer recurrence in patients who have had breast cancer and received the standard of care treatment (e.g., surgery, chemotherapy, radiotherapy and hormonal therapy). We intend to conduct a Phase III clinical trial of NeuVax for the prevention of breast cancer recurrence in early-stage (node-positive) HER2-positive breast cancer patients. We project that this Phase III clinical trial will begin in the first half of 2012 subject to satisfying certain FDA information requirements to be released from a clinical hold to commence the trial.
     NeuVax is an immunotherapy that stimulates the immune system to actively seek out and selectively kill cancer cells. NeuVax directs “killer” T-cells to target and destroy cancer cells that express HER2/neu, a protein associated with epithelial tumors in breast, ovarian, pancreatic, colon, bladder and prostate cancers. NeuVax is comprised of two components: a HER2/neu-derived peptide called E75 and the immune adjuvant GM-CSF. E75 is a small 9-amino acid sequence that is immunogenic (produces an immune response) and GM-CSF is a commercially available protein that acts to stimulate and activate components of the immune system such as macrophages and dendritic cells.
     NeuVax has been shown to be most effective in patients with low-to-intermediate HER2/neu expressors with HLA type A2+ or A3+. We believe that approximately 25,000 of the approximately 200,000 women diagnosed with breast cancer in the U.S. each year meet these criteria. We believe that NeuVax’s specificity provides for a highly targeted therapy to prevent breast cancer recurrence for a selected subset of breast cancer patients and we believe it will increase the chance of a successful treatment outcome for these patients.
     In addition to the lead early-stage breast cancer indication for NeuVax, we are pursuing additional therapeutic indications for NeuVax that are currently in Phase I/II clinical trials. Under our IND, open protocols for the treatment of prostate cancer, ovarian cancer and bladder cancer exist for patient populations with the same general criteria for eligibility as in breast cancer (i.e., early-stage disease and adjuvant treatment setting after surgery with immunologic competence). We may also explore whether NeuVax provides clinical benefits in other areas, such as a prophylactic vaccine against breast cancer occurrence in healthy women with a high likelihood for developing breast cancer based on genetic assays or biomarkers and a strong positive familial history of breast cancer. Clinical trials conducted on NeuVax have provided proof-of-principle data in early-stage node-negative breast cancer, although such data is preliminary and not statistically significant as the trials were not designed to provide statistically significant efficacy data. Both the early-stage node-negative breast cancer indication and the high risk patient indication are longer-term areas of interest that we currently expect we will only explore with support from corporate partners for these programs.
RNAi Program
     By utilizing our expertise in RNAi and the comprehensive RNAi platform that we have established, we believe we will be able to discover and develop lead compounds and progress them into and through clinical development for potential commercialization. Our proprietary therapeutic platform is comprised of two main components:
•	Novel RNAi Compounds, referred to as rxRNA™ compounds, that are distinct from, and we believe convey significant advantages over, classic siRNA (conventionally-designed “small interfering RNA” compounds), and offer many of the properties that we believe are important to the clinical development of RNAi-based drugs. We have developed a number of unique forms of rxRNA compounds, all of which have been shown to be highly potent both in vitro and in pre-clinical in vivo models. These RNAi compounds include rxRNAori ™ , rxRNAsolo ™ and sd — rxRNA ™ , or “self delivering” RNA. Based on our research, we believe that these different, novel siRNA configurations have various potential advantages for therapeutic use. These potential advantages include high potency, increased resistance to nucleases and off-target effects, and, in the case of the sd-rxRNA compounds, access to cells and tissues with no additional formulation required.

•	Advanced Delivery Technologies that enable the delivery of our rxRNA compounds to potentially treat a variety of acute and chronic diseases using both local and systemic approaches, potentially providing a competitive advantage in the development of many RNAi therapeutic compounds. RXi’s suite of delivery technologies is comprised of delivery vehicles, which can be combined with various rxRNA compounds, as well as sd-rxRNA compounds, which are chemically modified and have the unique property of entering cells and tissues to effect silencing without the need for any additional delivery vehicle. This suite of delivery technologies has broad applications for multiple therapeutic areas targeting both local and systemic applications.
     We are currently focusing our internal therapeutic development areas in fibrosis-dermal anti-scarring. RXI-109, our first RNAi product candidate, is a dermal anti-scarring therapy that targets CTGF (connective tissue growth factor). Approximately 42 million surgical procedures are performed annually, with many patients experiencing hypertrophic scarring and keloids. We believe that RXI-109 will inhibit connective tissue formation in human fibrotic disease.
     Data obtained from pre-clinical studies of our sd-rxRNA compounds in preliminary pre-clinical models using local administration to the skin have shown robust delivery and effective target gene silencing. We have targeted filing an IND for RXI-109 in the second half of 2011. If clinical studies of RXI-109 produce successful results in anti-scarring, we may explore opportunities in other dermatology applications as well as in other anti-fibrotic indications, including pulmonary fibrosis, liver fibrosis, acute spinal cord injury, ocular scarring and restenosis.
Recent Developments
     During the fourth quarter of 2010 and the first quarter of 2011, we announced several important developments outlined below.

     On November 2, 2010, we announced that the United States Internal Revenue Service awarded us four TDP grants totaling $977,917 as part of the Patient Protection and Affordable Care Act of 2010. The TDP grants were awarded in four equal amounts for developing (1) self-delivering RNAi therapeutic for fibrotic disease, (2) self-delivering RNAi therapeutic for age-related macular degeneration, (3) self-delivering RNAi for ALS (Lou Gehrig’s disease), and (4) oral delivery of glucose encapsulated siRNAs for rheumatoid arthritis.
     On December 17, 2010, we announced the selection of RXI-109 as our first RNAi therapeutic product candidate to advance into development. We have begun manufacturing activities and we are preparing a pre-IND package to submit to the FDA. Pending FDA review, we intend to employ a clinical trial design to study safety and tolerability as well as initial efficacy in a first clinical trial targeted for 2012. In this clinical trial, we plan to evaluate RXI-109 for the reduction of dermal scarring in planned surgeries.
     In January 2011, we announced positive results from two successful collaborations with other biotechnology companies using our proprietary sd-rxRNA technology. On January 6, 2011, we announced a successful collaboration with Generex Biotechnology Corporation, and its wholly-owned subsidiary Antigen Express, Inc., in developing proprietary vaccine formulations for active immunotherapy. Initial results from the collaboration demonstrated success in using sd-rxRNA compounds to silence genes in up to 80% in hemopoietic cells. The ability to reduce expression of certain genes in isolated hemopoietic-derived cancer cells ( ex vivo ) has the potential to convert them into specific immune-stimulants and opens the possibility for development of a new class of anticancer therapeutic vaccines that could complement our Apthera product candidate pipeline.
     On January 27, 2011, we announced positive initial results as part of our collaboration with miRagen Therapeutics, Inc., in creating microRNA mimics, or artificial copies of microRNAs, using our sd-rxRNA technology. In particular, the collaboration demonstrated efficacy in down-regulating a reporter gene ( in vitro ) whose expression is controlled by the microRNA in cell culture model systems develop by miRagen. Increasing the level of particular microRNAs by using therapeutic mimics may treat certain diseases, including cardiovascular, cancer, inflammatory, fibrotic and metabolic disorders.
     On March 31, 2011, we announced that we had entered into the merger agreement with Merger Sub, Apthera and Robert E. Kennedy, in his capacity as representative of Apthera’s stockholders. On April 13, 2011, pursuant to the terms of the merger agreement Merger Sub merged with and into Apthera, with Apthera surviving the merger as a wholly owned subsidiary of RXi. In connection with the merger, we issued to the former stockholders of Apthera 4,974,090 shares of our common stock and agreed to make future payments to them contingent upon the achievement of specified milestones. Information regarding the merger agreement and the merger, including pro forma condensed combined financial statements of the combined companies, is set forth in our Current Reports on Form 8-K filed with the SEC on April 5, 2011 and April 14, 2011, respectively, as amended by the amended Current Reports on Form 8-K/A filed with the SEC on April 15, 2011, May 4, 2011, and June 9, 2011, respectively. See “Incorporation of Information by Reference” in this prospectus for information on how to obtain these recent Current Reports.
     In connection with the merger, Mark J. Ahn, Ph.D., a member of our board of directors, succeeded Noah D. Beerman as Chief Executive Officer of RXi. Dr. Ahn will lead the combined company, which will operate out of our current headquarters in Worcester, Massachusetts. In addition, Mark W. Schwartz, Ph.D., the Chief Executive Officer of Apthera, became our Executive Vice President and Chief Operating Officer and Robert E. Kennedy, the Chief Financial Officer of Apthera, became our Vice President and Chief Financial Officer.

Recent Financing Activities
     On March 4, 2011, we completed an underwritten public offering of 6,000,000 units of our securities at a price to the public of $1.35 per unit for gross proceeds of $8.1 million. The offering provided approximately $7.3 million to us after deducting underwriting discounts and commissions and offering expenses. Each unit consisted of (i) one share of our common stock, (ii) a thirteen-month warrant to purchase 0.50 of a share of our common stock at an exercise price of $1.70 per share and (iii) a five-year warrant to purchase 0.50 of a share of our common stock at an exercise price of $1.87 per share. The shares of common stock and warrants comprising the units were immediately separable. In addition to other anti-dilution protections, the warrants contain so-called full-ratchet anti-dilution provisions that, with some exceptions, are triggered upon any issuance by us of shares of our common stock or common stock equivalents at a price per share below the then-exercise price of the warrants. As a result of our underwritten public offering completed on April 20, 2011 as described below, the exercise price of all of the thirteen-month warrants and the five-year warrants was reduced to $1.00 per share.
     On April 20, 2011, we closed an underwritten public offering of 11,950,000 units at a price to the public of $1.00 per units for gross proceeds of approximately $12.0 million. The offering provided approximately $11.0 million to us after deducting underwriting discounts and commissions and offering expenses. Each unit consisted of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $1.00 per share. The shares of common stock and warrants comprising the units were immediately separable. In addition to other anti-dilution protections, the warrants contain so-called full-ratchet anti-dilution provisions that, with some exceptions, are triggered upon any issuance by us of shares of our common stock or common stock equivalents at a price per share below the then-exercise price of the warrants. The warrants are exercisable beginning one year and one day from the date of issuance, but only if our stockholders have approved an increase in the number of our authorized shares of common stock, and expire on the sixth anniversary of the date of issuance. In the underwriting agreement relating to the offering, we agreed to hold a stockholders meeting by July 31, 2011 to seek stockholder approval of an increase in our authorized shares of common stock. We also agreed to pay liquidated damages of $2,500,000 if we do not obtain such stockholder approval by April 16, 2012.
     In connection with the April 20, 2011 underwritten public offering, we also issued to several investors in the offering warrants to purchase an aggregate of 3,450,000 shares of our common stock on the same terms as the warrants sold in the offering in exchange for the investors’ warrants to purchase the same number of shares that were acquired by them in our March 4, 2011 underwritten public offering.
     On April 21, 2011, our board of directors authorized an increase in our authorized shares of common stock to 125,000,000 shares, subject to approval of our stockholders. We will seek stockholder approval of the amendment at our upcoming 2011 annual meeting of stockholders.
Background on the Company and Recent Change in Strategic Focus
     We were formed in 2006 by CytRx Corporation, or “CytRx” (Nasdaq: CYTR), and four prominent RNAi researchers, including Dr. Craig Mello, who was awarded the 2006 Nobel Prize in Medicine for his co-discovery of RNAi. From 2003 through 2006, CytRx sponsored therapeutic RNAi research at the University of Massachusetts Medical School, or “UMMS,” and Massachusetts General Hospital. We commenced operations in January 2007 after CytRx contributed to us its portfolio of RNAi therapeutic assets in exchange for approximately 7.04 million shares of our common stock. These assets consisted primarily of RNAi licenses and related intellectual property and a nominal amount of equipment.
     Prior to the acquisition of Apthera, our principal activities consisted of conducting discovery research and pre-clinical development activities utilizing our RNAi therapeutic platform, acquiring RNAi technologies and patent rights through exclusive, co-exclusive and non-exclusive licenses, recruiting an RNAi-focused management and scientific/clinical advisory team, capital raising activities and conducting business development activities aimed at establishing research and development partnerships with pharmaceutical and biotechnology companies.
     Our Board of Directors continually evaluates our strategic alternatives and recently determined that it was in the best interests of our stockholders to diversify our development programs with additional development candidates at various stages of development. Our acquisition of Apthera followed from this determination to broaden our strategic direction. We believe that acquiring Apthera will enhance our long-term prospects by giving us access to a late stage product candidate, NeuVax, which is expected to enter Phase III clinical trials under an FDA-approved Special Protocol Assessment, or “SPA,” for the treatment of breast cancer in the first half of 2012 if we are able to satisfy certain FDA information requirements to be released from a clinical hold to commence the trial. Based on our clinical trials, we also believe that NeuVax has the potential to treat other HER2-related cancers, including prostate, bladder and ovarian cancers. In addition, we believe that reducing the scope of our RNAi activities will enable us to commit more resources to RXI-109, our lead RNAi-product, while maintaining our core RNAi discovery and development capability to advance current collaborations, as well as enable alliances.
Management and Scientific Team
     In connection with the Apthera acquisition, we reorganized our management and scientific teams. Our Board of Directors believes that the following personnel possess the experience and skills necessary to lead RXi into its next stage of development.
     We have a senior management team with experience in developing and commercializing biopharmaceutical and healthcare products consisting of:
•	Mark J. Ahn, Ph.D., President and Chief Executive Officer. Dr. Ahn served as a director on RXi’s board from 2007 until his appointment as President and Chief Executive Officer in 2011. He brings more than 20 years of experience in the biopharmaceutical industry, including as founder, President and Chief Executive Officer for Hana Biosciences, Inc. Prior to joining Hana, he served as Vice President, Hematology and corporate officer at Genentech, Inc., and held positions of increasing responsibility in strategy, general management, sales and marketing, business development, and finance with Amgen Inc. and Bristol-Myers Squibb Company.

•	Mark W. Schwartz, Ph.D., Executive Vice President and Chief Operating Officer. Dr. Schwartz joins RXi as part of our acquisition of Apthera, where he had been the President and Chief Executive Officer. Prior to joining Apthera, Dr. Schwartz served for five years as President and Chief Executive Officer of Bayhill Therapeutics Inc., a company developing an innovative DNA vaccine platform for the treatment of autoimmune diseases, where he completed a successful partnership with Genentech for the development of the company’s type 1 diabetes vaccine. He had also served as President and Chief Executive Officer of Calyx Therapeutics, Inc., which doubled its size, nurtured a successful working relationship with the FDA, and completed key phase I and phase II international clinical trials of novel anti-inflammatory compounds during his tenure.

•	Robert E. Kennedy, Vice President and Chief Financial Officer. Robert E. Kennedy co-founded Apthera in 2005, where he served as Director, Secretary, Treasurer and Chief Financial Officer. Previously, Mr. Kennedy served as Director and Chief Financial Officer for Blue Dot Services, Inc., a nationwide heating, ventilation, air-conditioning and plumbing construction and services company. Prior to his work at Blue Dot Services, he was the managing director for Koch Ventures, Inc., the venture capital arm of Koch Industries, Inc., the second largest privately-held company in the United States. Mr. Kennedy has held finance and accounting management roles at Sterling House Corporation, Thorn Americas, Inc., Raytheon Aircraft Corporation, and F.B. Kubik & Company, CPAs; he serves on the board of directors of Immunologix, Inc. and Arizona BioIndustry Association, and is a member of the American Institute of Certified Public Accountants and the Arizona Society of CPAs.
•	Anastasia Khvorova, Ph.D., Chief Scientific Officer. Dr. Khvorova has been our Chief Scientific Officer since October 2008. Dr. Khvorova has contributed significantly to the RNAi field. While at Dharmacon (ThermoFisher Scientific, Inc.), she made major technology advances in RNAi and microRNA. Dr. Khvorova was also responsible for establishing and managing several drug discovery/development collaborations with major pharmaceutical companies, including Abbott Laboratories and Alcon Inc. Her groundbreaking work has allowed her to author more than 150 abstracts, 30 patents and patent applications, several book chapters and over 40 peer reviewed publications. Dr. Khvorova received her Ph.D. in Biochemistry from the Russian Academia of Sciences in Moscow in 1994 and after 10 years of working in academia and industry she joined Dharmacon in 2002, where she served as the Chief Scientific Officer for 6 years.

•	Pamela Pavco, Ph.D., Vice President Pharmaceutical Development. Dr. Pavco has been our Vice President of Pharmaceutical Development since March 2007. Dr. Pavco brings over 20 years of research and development experience in oligonucleotides to us. From 2002 to 2006, Dr. Pavco was Senior Director, R&D Project Management at Sirna Therapeutics, Inc., previously known as Ribozyme Pharmaceuticals, Inc., where she was responsible for the discovery research and development of Sirna-027, the first chemically modified siRNA to enter into clinical trials. Dr. Pavco also managed the alliance with Allergan, Inc. that was initiated to continue discovery research in the area of ophthalmology and take Sirna-027 forward into Phase 2 clinical studies. Dr. Pavco received a Ph.D. in Biochemistry from Virginia Commonwealth University in 1983 and did her post-doctoral work at Duke University prior to joining Sirna Therapeutics. She is a member of the American Association of Cancer Research and the Association for Research and Vision in Ophthalmology.
Scientific Advisory Board
     We have an accomplished Scientific Advisory Board, or “SAB,” which includes Craig C. Mello, Ph.D. (the Chairman of the SAB), George Peoples, Ph.D. (an expert in cancer vaccines and the principal investigator in the Phase I/II clinical trials for NeuVax, who joined our SAB in connection with the merger), Gregory Hannon, Ph.D., Michael Czech, Ph.D., Victor Ambros, Ph.D. and Nassim Usman, Ph.D., together known as the SAB members. The SAB members participate in scientific planning meetings which are typically held every three to six months. During such meetings, our management team and the SAB members review the progress of our research and licensing efforts and provide technological input, including suggestions for new experiments, suggestions regarding the therapeutic relevance of target genes and suggestions regarding new technologies we may want to consider licensing and/or developing internally. Further, certain of our SAB members periodically assist us in business-related activities, such as discussions with potential strategic partners and introductions to potential key consultants and collaborators.

Financial Condition
     We have not generated revenue to date and may not generate product revenue in the foreseeable future, if ever. We expect to incur significant operating losses as we advance our product candidates through the drug development and regulatory process. In addition to increasing research and development expenses, we expect general and administrative costs to increase as we add personnel and integrate Apthera. We will need to generate significant revenues to achieve profitability and might never do so. In the absence of product revenues, our potential sources of operational funding are expected to be the proceeds from the sale of equity, funded research and development payments and payments received under partnership and collaborative agreements.
     We had cash and cash equivalents of approximately $6.9 million as of December 31, 2010 and approximately $11.0 million as of March 31, 2011. On April 20, 2011, we closed an underwritten public offering of common stock and warrants to purchase common stock that provided approximately $11.0 million to us after deducting underwriting discounts and commissions and offering expenses. We believe that our existing cash and cash equivalents should be sufficient to fund our operations for at least the next twelve months.
     As a result of our acquisition of Apthera and the expenses expected to be incurred in connection with the Phase III clinical trial for NeuVax, we expect that our expenses will increase significantly from historic levels for the foreseeable future. In the future, we will be dependent on obtaining funding from third parties, such as proceeds from the sale of equity, funded research and development payments and payments under partnership and collaborative agreements, in order to maintain our operations and meet our obligations to licensors. There is no guarantee that debt, additional equity or other funding will be available to us on acceptable terms, or at all. If we fail to obtain additional funding when needed, we would be forced to scale back, or terminate, our operations or to seek to merge with or to be acquired by another company.
Our Competitive Strengths
     We believe we are well positioned to compete successfully in the cancer immunotherapy and RNAi-based therapeutics markets due to the following competitive strengths:
•	The Apthera acquisition provides RXi with a late stage product candidate, NeuVax, a peptide-based immunotherapy for low-to-intermediate HER2+ breast cancer, not eligible for Herceptin, which is expected to enter Phase III clinical trials in the first half of 2012;

•	Novel, proprietary technology platform with the potential to generate multiple RNAi therapeutic product opportunities, comprised of:
•	Our rxRNA compound platform that includes multiple distinct approaches all of which offer novelty and potential high potency, and

•	Multiple delivery technologies, including self-delivering RNAi approaches, which do not require a delivery vehicle and can be administered for various local and systemic applications;
•	Accomplished scientific and business team with significant experience in building and managing emerging life sciences companies;

•	Scientific advisors who are recognized leaders in research, including Dr. Craig Mello, recipient of the 2006 Nobel Prize in Medicine for co-discovering RNAi; Dr. George Peoples, Chief of Surgical Oncology at Brooke Army Medical Center in Houston, Texas

and the Director and Principal Investigator of the Cancer Vaccine Development Program at Uniformed Services University of the Health Sciences in Bethesda, Maryland; and Dr. Victor Ambros, who was awarded the 2008 Albert Lasker Award for Basic Medical Research for his work leading to the groundbreaking discovery of the first microRNA (miRNA);
•	Strong intellectual property position for our RNAi program covering:
•	novel approaches to RNAi chemistry and configuration,

•	proprietary, formulation and delivery of active RNAi compounds, and

•	key therapeutic target genes; and
•	A focus on unmet medical needs and significant market opportunity.
Summary of NeuVax
General
     NeuVax is a cytotoxic T-cell activating, epitope-specific immunotherapy comprised of a peptide called E75 and an immune adjuvant called GM-CSF (sargramostim). E75 is derived from HER2/neu, a 185-Kd transmembrane glycoprotein that is part of the epidermal growth factor (EGF) family of tyrosine kinases. GM-CSF is recombinant human granulocyte-macrophage colony stimulating factor, a stimulator and activator of macrophages and dendritic cells. HER2/neu is expressed at very low levels in a number of normal epithelial tissues but is amplified and overexpressed in many epithelial tumors. HER2/neu is key to growth of cancer and has proven to be a profitable target for such drugs as Herceptin and Tykerb.
     Apthera’s studies have shown that NeuVax boosts a pre-existing immune response found in most cancer patients. Its active component, the 9-amino acid peptide, E75 (derived from amino acids 369-377 in the extracellular domain of the HER2/neu protein), is the synthetic version of an epitope recognized by cytotoxic T-lymphocytes (CTLs) and was originally found in tumor-infiltrating lymphocytes of breast and ovarian cancer patients. In contrast to previous clinical studies with peptides, E75 induces a 1,000-fold increased T-cell response; typically 1-2% of circulating T-cells become reactive to the E75 peptide. Such E75-reactive T-cells are therapeutically active as measured by a reduction in disease recurrence in early-stage breast cancer patients. Figure 1 below shows the 24-month follow-up data for all patients treated during the Phase II clinical trial, including both node positive and node negative patients, HER2 1+, 2+, and 3+ patients, as well as optimally dosed and sub-optimally dosed. The Kaplan-Meier Disease Free Survival rate improved for the patients receiving NeuVax (N=106) compared to the control group (N=76). An even greater improvement can be seen when we focus on Phase II patients who meet the proposed Phase III clinical protocols (i.e., node-positive, low and intermediate HER2+ expressor, optimally-dosed patients) (N=18) compared to the control (N=27). Figure 2 below shows the 24-month follow-up data for such patients, and the results are statistically significant.

     Figure 1 — Kaplan-Meier Disease-Free Survival for All Patients

     Figure 2 — Kaplan-Meier Disease-Free Survival for Node-Positive Low-Expressor Optimally-Dosed Patients:
     NeuVax is an epitope-specific immunotherapy. This class of therapies has the highest specificity for tumor cells compared to antigen-specific and polyvalent/whole-cell cancer vaccines and do not contain “self” epitopes or tolerogenic antigens, which are often found in antigen-specific and polyvalent/whole-cell vaccines. NeuVax differs from “cancer vaccines” which utilize partial or entire tumor antigens or polyvalent/whole-cell vaccines ( e.g. , autologous or patient-specific vaccines) that require presentation on cytokine-activated, dendritic cells, derived from the patient, cultured for a period of time and then re-administered to the patient. Vaccination with self epitopes can theoretically result in the immune system breaking tolerance to “self” and lead to autoimmune reactions against normal tissues while tolerogenic antigens can dampen the immune response to the tumor. In the case of NeuVax, we believe that the presence of a single, immunodominant T-cell epitope will confer both high tumor-specificity, lack of self epitopes and high immunogenicity.
     Another potential significant advantage of NeuVax is that the process to manufacture it is relatively simple and can be accomplished using standard peptide synthesis techniques and automated methods. This results in cost of goods that are potentially significantly lower than both antigen-specific and polyvalent/whole-cell vaccines, which have increasingly complex manufacturing schemes.
     Apthera and its academic collaborators have developed this therapy using a paradigm that focuses on treating early-stage cancer patients with no/low tumor burden and relatively healthy immune systems compared to patients with advanced/metastatic disease. Also, we intend to use a clinical trial endpoint focused on disease recurrence and disease-free survival in its Phase III trial for breast cancer as the basis for conditional approval of NeuVax rather than an overall survival endpoint. In contrast, cancer vaccines to date have been evaluated in patients with advanced/metastatic disease, resulting in equivocal survival data in clinical trials and several clinical development failures.

Potential Advantages of NeuVax vs. Cancer Vaccines

		Antigen-Specific	Polyvalent/Whole-Cell
Parameter	NeuVax	Vaccines	Vaccines
Tumor Specificity	Highest	Less specific than peptide vaccines	Lowest

Presence of Self and/or Tolerogenic Antigens	None — E75 peptide contains a single, immunodominant epitope	Potential for multiple self epitopes that may be immunodominant over E75	Mostly self antigens that may be immunodominant over E75

Cost/Ease of Manufacturing	Relatively easy and inexpensive automated peptide synthesis	More complex; requires recombinant or DNA plasmid; often requires autologous dendritic cells for presentation	Very complex, multi-step and expensive process for culturing cells; fraught with batch-to-batch inconsistency

Clinical Development Path	Early-stage patients with low tumor burden and robust immune systems	Advanced/metastatic patients with high tumor burden and poorly functioning immune systems	Advanced/metastatic patients with high tumor burden and poorly functioning immune systems

Trial Endpoints	Disease recurrence	Survival and disease recurrence	Survival and disease recurrence
     NeuVax has been evaluated in Phase I/II clinical trials in early-stage breast cancer patients and a Phase I/II trial in prostate cancer patients at high risk for disease recurrence. Based on these Phase I/II results and feedback from Apthera’s End-of-Phase-II meeting with the FDA, we are preparing to launch a multi-center Phase III trial in breast cancer under an SPA in early 2012 pending a release from a partial clinical hold imposed on us by the FDA until we provide the FDA with Chemical Manufacturing and Controls, or “CMC,” information that is required to commence such clinical trials. If we obtain strong interim analysis, we expect to commence a second Phase III trial immediately following completion of patient enrollment into the first Phase III trial and would then expect to conclude both trials in 2018.
     In addition to breast cancer, we intend to further develop NeuVax for the treatment of prostate cancer patients at high risk for disease recurrence, as well as for other solid tumor types that express HER2.
Market Opportunity for NeuVax
     We intend to develop NeuVax for the treatment of node-positive (NP) breast cancer and secondarily for high-risk prostate cancer patients that possess the HLA-2 or HLA-3 haplotype and have HER2-expressing tumors. The table below summarizes the potential market opportunity for NeuVax in this patient population in the U.S.:

U.S. Market Opportunities for NeuVax

	Newly Diagnosed	Number of NeuVax	Est. Annual U.S. Market
Indication	Cases/Year	Eligible Patients	Opportunity
			($ millions)[1]
Breast cancer and high-risk prostate cancer	207,000	24,000	$1,600

(1)	U.S. insurance reimbursement assumed at $35,000 for initial course of therapy and $5,833 for each semi-annual booster.
Introduction to the Field of RNAi Therapeutics
     RNAi is a naturally-occurring phenomenon where short double-stranded RNA molecules interfere with the expression of targeted genes. RNAi technology takes advantage of this phenomenon and potentially allows us to effectively interfere with particular genes within living cells by designing RNA-derived molecules targeting those genes. RNAi is regarded as a significant advancement in the scientific community, as evidenced by the journal Science’s selection of RNAi as the “Breakthrough of the Year” in 2002, and by the awarding of the 2006 Nobel Prize in Medicine to the co-discoverers of RNAi, including Dr. Craig Mello, an RXi founder and our SAB Chairman.
     RNAi offers a novel approach to the drug development process because, as described below under “The RNAi Mechanism,” RNAi compounds can potentially be designed to target any one of the thousands of human genes, many of which are undruggable by other modalities. In contrast, an article published in the December 2005 edition of Drug Discovery Today by Andreas P. Russ and Stefan Lampel has demonstrated that only a subset of the proteins encoded in the human genetic code (human genome) are able to be targeted efficiently by traditional medicinal chemistry or antibody-based approaches. The specificity of RNA interference is achieved by an intrinsic well-understood biological mechanism based on designing the sequence of an RNAi compound to match the sequence of the targeted gene. The specificity of RNAi may be sufficient to permit therapeutic targeting of only a single gene and, importantly, may even selectively reduce or eliminate expression from a single abnormal copy of a gene while preserving expression from a normal copy (“allele-specific” targeting). This is critical in diseases such as cancer and neurodegenerative disorders that are often caused by abnormal copies of genes.
The RNAi Mechanism
     The genome is made of a double-strand of DNA (the double helix) that acts as an instruction manual for the production of the roughly 30,000 to 50,000 human proteins. Proteins are important molecules that allow cells and organisms to live and function. With rare exceptions, each cell in the human body has the entire complement of genes. However, only a subset of these genes directs the production of proteins in any particular cell type. For example, a muscle cell produces muscle-specific protein, whereas a skin cell does not.
     In order for a gene to guide the production of a protein, it must first be copied into a single-stranded chemical messenger (messenger RNA or mRNA), which is then translated into protein. RNA interference is a naturally occurring process by which a particular messenger RNA can be destroyed before it is translated into protein. The process of RNAi can be artificially induced by introducing a small double-stranded fragment of RNA corresponding to a particular messenger RNA into a cell. A protein complex within the cell called RISC (RNA-Induced Silencing Complex) recognizes this double-stranded RNA fragment and splits the double-strands apart, retaining one strand in the RISC complex. The RISC then helps this guide strand of RNA bind to and destroy its corresponding cellular messenger RNA target.

Thus, RNAi provides a method to potentially block the creation of the proteins that cause disease, as depicted in the following figure.
Figure 1 — Mechanism of RNA interference within a cell
     Since gene expression controls most cellular processes, the ability to inhibit gene expression provides a potentially powerful tool to treat human diseases. Furthermore, since the human genome has already been decoded, and based on numerous gene-silencing reports, we believe that RNAi compounds can readily be designed to interfere with the expression of any specific gene. Based on our internal research and our review of certain scientific literature we also believe that our RNAi platform may allow us to develop create therapeutics with significant potential advantages over traditional drug development methods, including:
•	High specificity for targeted genes;

•	High potency (low doses);

•	Ability to interfere with the expression of potentially any gene;

•	Accelerated generation of lead compounds; and

•	Low toxicity, natural mechanism of action.
RXi’s RNAi Therapeutic Platform
RNAi Compound Design
     RNAi compounds are made from a strand or strands of RNA that are manufactured by a nucleic acid synthesizer. The synthesizer is programmed to assemble a strand of RNA of a particular sequence using the four kinds of nucleotide units (Adenine (“A”), Uracil (“U”), Cytidine (“C”) and Guanosine (“G”)) that match a small segment of the targeted gene. The hallmark of an RNAi compound is that it has a double stranded region. The compounds can be of various lengths of nucleotide units (nt). As seen in Figure 2 below, the two strands can have overhangs (as shown on the far left), or they can have blunt ends (as shown in the middle and right). A single strand can form an RNAi compound by forming a structure referred to as a hairpin.

Figure 2 — Types of RNAi Compounds

     The length and shape of the compound can affect the activity and hence the potency of the RNAi in cells. The first design of RNAi compounds to be pursued for development as a human therapeutic was a short double-stranded RNA that included at least one overhanging single-stranded region, known as small interfering RNA, or siRNA which we also refer to as classic siRNA and can be seen in Figure 2 above.
Figure 3 — First generation of RNAi pursued for human therapeutics: classic siRNA

     In the case of classic siRNA, double-stranded RNA with single-stranded overhangs is used. The two strands comprising the RNA have bases that are complementary to each other in order to create double-stranded regions; that is, an “A” on one strand is paired with a “U” on the other, and a “C” on one strand is paired with a “G” on the other, creating double-stranded regions. The pairing holds the two strands together creating double-stranded RNA. The overhangs that are at the ends of the double-stranded RNA do not have a matching partner and thus these single-stranded bases in the overhang area are exposed to nucleases in the environment which can degrade the molecule. Classic siRNA therapeutics are about 19 to 23 base pairs long.
     We believe that classic siRNAs have drawbacks that may limit the usefulness of those agents as human therapeutics, and that we may be able to utilize the technologies we have licensed and developed internally to optimize RNAi compounds for use as human therapeutic agents. It is the combination of the length, the nucleotide sequence, and the configuration of chemical modifications that are important for effective RNAi therapeutics. For example, the RNA can be chemically modified in a manner that reduces its sensitivity to nucleases, which are enzymes that attack and degrade RNA. Likewise, it is our expectation that removing the single-stranded overhang regions will be a way of reducing the rate of spurious degradation of the RNAi, as single-stranded RNA is more susceptible to degradation than double-stranded RNA. The length range of 19 to 23 nucleotides can also be varied to yield more potent RNAi compounds. Introducing “mismatches” in the double-stranded region, that is, discrete internal portions of the duplex region that do not form good base pairs between the two strands, also may be a useful way of improving the potency of the resulting RNA.
     Depending on the delivery method selected, stabilizing RNAi compounds by chemical modification may be critical for RNAi activity in animal models and in humans. The stabilization may be necessary to protect the RNAi compounds from being degraded by enzymes that exist in bodily fluids. Many of our employees and SAB Members are accomplished in the field of chemically modified RNAi design. For example, Dr. Craig

     Mello, an expert in the field, is an inventor of the Fire-Mello seminal family of patents (“Fire-Mello”), which we have a license to, and Dr. Anastasia Khvorova, our Chief Scientific Officer, was a co-inventor of OnTarget Plus™, siStable® and Accell™ brands of chemically modified RNAi compounds. We will continue to employ their collective expertise to design chemically modified RNAi compounds. We have in-licensed technology on chemically stabilized RNAi compounds that will serve as a foundation for our chemical modification strategy.
     Our internal research leads us to believe that next generation rxRNA compounds offer significant advantages over classic siRNA used by other companies developing RNAi therapeutics, highlighted by the following characteristics:
•	Up to 100 times more active than classic siRNA;

•	More resistant to nuclease degradation;

•	Readily manufactured;

•	Potentially more specific for the target gene;

•	More reliable at blocking immune side effects than classic siRNA; and

•	In the case of sd-rxRNA, the unique ability to be “self delivering,” without the need for any additional delivery vehicle.
     Based on our own research we have developed a variety of novel siRNA configurations with potential advantages for therapeutic use. The first of these has been termed rxRNA ori . This configuration has some similarities to classic siRNA in that it is composed of two, short RNA strands. We have found that by using a somewhat longer length (25 bp), removing the overhangs and using proprietary chemical modification patterns we achieve a higher hit rate of very potent (picomolar potency) compounds in a given target sequence. These rxRNA ori compounds are modified to increase resistance to nucleases and to prevent off-target effects including induction of an immune response. These novel RNAi compounds are distinct from the siRNA compounds used by many other companies developing RNAi therapeutics in that they are designed specifically for therapeutic use and offer many of the properties that we believe are important to the clinical development of RNAi-based drugs.
     The second novel configuration has been termed rxRNAsolo to indicate the fact that it is composed of a single RNA oligonucleotide strand. This configuration also makes use of carefully placed and selected chemical modifications to introduce properties for therapeutic use as described above. Conventional shRNA (short hairpin RNA) and siRNA compounds with duplex regions of 19-27 nucleotides are efficient substrates for RNAi machinery in mammalian cells. Efficacy of single-stranded oligonucleotides is substantially lower (by 3-4 orders of magnitude). We have developed a single-oligo (27 nt long ) construct with silencing potency equal to conventional RNAi triggers. These molecules are designed to have at least 16 bases complementary to the target mRNA and are then extended at the 3’ end to allow efficient self-annealing (dimerization). This new class of RNAi compounds has the potential to further reduce off-target effects and manufacturing costs and may thus offer additional advantages for use in research and therapeutic applications.
     A third novel configuration has been called “sd-rxRNA” to indicate its novel “self-delivering” properties which do not require additional delivery vehicles for efficient cellular uptake and RISC-mediated silencing. A combination of at least three characteristics is required for activity: (a) specific, proprietary chemical modifications, (b) a precise number of chemical modifications and (c) reduction in oligonucleotide content. Kineteic analyses of fluorescently-labeled compounds demonstrate that efficient cellular internalization is observed within minutes of exposure. These molecules are taken up efficiently and cause target gene silencing in diverse cell types (cell lines and primary cells. This novel class of RNAi compounds may afford a broad opportunity for therapeutic development.
Figure 4 — Classic and Novel RNAi Compound Configurations

Delivery
Figure 5 — Principles and Challenges of RNAi in vivo Delivery

     We believe both chemical modification and formulation of RNAi compounds may be utilized to develop RNA drugs suitable for therapeutic use. A series of delivery hurdles must be overcome to achieve in vivo efficacy: (1) delivery to the target tissue or organ (2) tissue penetration and distribution (3) crossing of the plasma membrane (4) intracellular trafficking to the RISC (RNAi machinery complex) (5) incorporation into and activation of the RISC. Different cell types and tissues may each require unique approaches. Three categories of tools currently exist: variation in administration route, selection of delivery vehicle, and chemical modification of the RNA compound. A combination of some or all of these is likely to be required for successful delivery.
     The route by which an RNAi therapeutic is brought into contact with the body depends on the intended organ or tissue to be treated. Delivery routes can be simplified into two major categories: local (when a drug is delivered directly to the tissue of interest) or systemic (when a drug accesses the tissue of interest through the circulatory system). Local delivery may avoid some hurdles associated with systemic approaches such as circulation clearance and tissue extravasation (crossing the endothelial barrier from the blood stream). However, this approach can only be applied to a limited number of organs or tissues ( e.g. , skin, eye, lung, and potentially, the central nervous system).
     RNAi delivery vehicles, a large and diverse group of particles (e.g., polymer-based particles, lipoplexes, other), can contribute in additional ways to successful delivery. Formulation can help prevent nuclease degradation, improve nucleotide retention in circulation and alter tissue and cell. In some cases, a formulation can result in more efficient cellular uptake and intracellular release.
     RNA chemical modifications as described above of the sd-rxRNA compounds can include base, backbone and sugar modifications, as well as covalently bound moieties such as cholesterol, antibody fragments or peptides. Some of these modifications can be utilized to enhance stability, reduce immunogenicity, improve circulation properties (presumably through binding to blood transporter proteins), increase tissue access and improve uptake to cells and the RNAi machinery. A combination of chemical modifications, delivery vehicles or both might be dictated by the target organs/tissues and specific requirements for the therapeutic application, including the intended administration route.
     Our founding scientists recognized that the key to therapeutic success with RNAi lies in delivering intact RNAi compounds to the target tissue and the interior of the target cells. To accomplish this, we have developed a comprehensive platform that includes local, systemic and oral delivery approaches. We work with chemically synthesized RNAi compounds that are optimized for stability and efficacy, and combine delivery at the site of action and formulation with delivery agents to achieve optimal delivery to specific target tissues.
Local Delivery
     sd-rxRNA molecules have unique properties which improve tissue and cell uptake. Delivery of sd-rxRNA by a local route of administration may avoid hurdles associated with systemic approaches such as rapid clearance from the bloodstream and inefficient extravasation (e.g., crossing the endothelial barrier from the blood stream). We have studied sd-rxRNA molecules in a rat model of dermal delivery. Direct application of sd-rxRNA with no additional delivery vehicle to the skin (incision introduced) demonstrates that target gene silencing can be measured after topical delivery. Figure 6 illustrates that direct injection of sd-rxRNA into the dermis layers of the skin with no additional delivery vehicle resulted in efficient uptake and significant target gene silencing. The dose levels required for these direct injection methods are small and suitable for clinical development suggesting that local delivery indications will be very accessible with the sd-rxRNA technology platform. Target tissues that are potentially accessible for local delivery using sd-rxRNA compounds include lung, eye, skin, CNS, mucosal tissues, sites of inflammation, and tumors (direct administration).
Systemic Delivery
     Systemic delivery occurs when a drug accesses the tissue of interest through the circulatory system. In some cases, such as in targeting a treatment to the liver, the optimal route of delivery may be by a systemic route. We have developed a portfolio of systemic delivery solutions utilizing our RNAi therapeutic platforms. One novel approach involves the use of sd-rxRNA compounds. The self-delivering technology introduces properties required for in vivo efficacy such as cell and tissue penetration and improved blood clearance and distribution properties. Systemic delivery of these compounds to mice has resulted in gene specific inhibition with no additional delivery vehicle required as shown in Figure 6 below. In addition, we have developed novel nanotransporter formulations to aid in transport of RNAi compounds to both liver and various other target tissues in the body. These nanotransporters are chemically synthesized molecules that form nanometer-sized particles when mixed with RNAi compounds and alter the clearance, distribution and tissue penetration properties of the RNAi compounds. Delivery of RNAi compounds to the liver might be critical for the treatment of many diseases and using rxRNA in conjunction with such delivery vehicles has enabled us to demonstrate gene specific inhibition at low doses in a mouse model after intravenous, systemic delivery. Target tissues that are potentially accessible using rxRNA compounds by systemic delivery include liver, lung, adipocytes, cardiomyocytes, bone marrow, sites of inflammation, tumors, vascular endothelium, and kidney.
Figure 6 — Data demonstrating in vivo gene silencing with sd-rxRNA in local and systemic settings

Oral Delivery
     Most RNAi therapeutic products being developed today require recurring intravenous injections or other forms of administration which are not patient friendly. To address the desire for RNAi therapeutics with improved modes of administration, we are testing a novel formulation technology, Glucan Encapsulated RNAi Particles (GeRPs) that may allow our rxRNA compounds to be incorporated into orally administered pills. Early data to date suggest that the GeRP delivery system appears to be more potent than previous methods used for systemic delivery of RNAi therapeutics by intravenous injection. Additional studies will need to be conducted to clearly establish the flexibility of the GeRP system and to determine whether they can either be used to administer a single RNAi compound, multiple RNAi compounds, or could potentially allow co-delivery of RNAi, DNA, protein and small molecule combinations.
Alliance Partners in Therapeutic Areas
     We are actively seeking to leverage our technology platforms by seeking to work with pharmaceutical and biotechnology partners in the partners’ fields of interest. Our team has experience targeting genes in virtually every major therapeutic area, and based on this experience, we believe we can discover many more drug candidates by working with partners than we can develop with our own resources. We are seeking to work with partners in the discovery and development of drugs in a number of therapeutic areas.

Intellectual Property
     We actively seek protection for our proprietary information by means of United States and foreign patents, trademarks, and copyrights. In addition, we rely upon trade secret protection and contractual arrangements to protect certain of our proprietary information and products. We have pending patent applications that relate to potential drug targets, compounds we are developing to modulate those targets (described throughout herein as rxRNA), methods of making or using those compounds and proprietary elements of our drug discovery platform.
     Much of our technology and many of our processes depend upon the knowledge, experience and skills of key scientific and technical personnel. To protect our rights to our proprietary know-how and technology, we require all employees, as well as our consultants and advisors when feasible, to enter into confidentiality agreements that require disclosure and assignment to us of ideas, developments, discoveries and inventions made by these employees, consultants and advisors in the course of their service to us.
     We have also obtained rights to various patents and patent applications under licenses with third parties, which require us to the pay royalties and milestone payments. The degree of patent protection for biotechnology products and processes, including ours, remains uncertain, both in the United States and in other important markets, because the scope of protection depends on decisions of patent offices, courts and lawmakers in these countries. There is no certainty that our existing patents or others, if obtained, will afford us substantial protection or commercial benefit. Similarly, there is no assurance that our pending patent applications or patent applications licensed from third parties will ultimately be granted as patents or that those patents that have been issued or are issued in the future will stand if they are challenged in court. We assess our license agreements on an ongoing basis, and may from time to time terminate licenses to technology that we do not intend to employ in our immunotherapy or RNAi technology platforms, or in our product discovery or development activities.
Patents and Patent Applications
     We have 12 pending patent applications encompassing what we believe to be important new compounds and their use as therapeutics in RNAi, chemical modifications of RNAi compounds that improve the compounds’ suitability for therapeutic uses (including delivery), and compounds directed to specific targets (that address specific disease states). Any patents that may issue from these pending patent applications will be set to expire between 2028 and 2031, not including any patent term extensions that may be afforded under the Federal Food, Drug and Cosmetic Act (and the equivalent provisions in foreign jurisdictions) for any delays incurred during the regulatory approval process relating to human drug products (or processes for making or using human drug products).
License Agreements
Immunotherapy-related Licenses
     As a result of our acquisition of Apthera, we acquired exclusive and non-exclusive rights to develop NeuVax for the treatment of cancer by licensing key patent rights from third parties. These rights include composition of matter on E75, the active peptide component of NeuVax, and methods of use thereof.
The Board of Regents, University of Texas and Henry Jackson Foundation
     We obtained, through the completion of the merger with Apthera, an exclusive license from the University of Texas through Apthera’s Patent and Technology License Agreement with The Board of Regents of the University of Texas System, which we refer to as the “Texas License.” The Texas

License provides an exclusive right to use the E75 peptide in humans for therapeutic purposes, under Issued U.S. Patent No. 6,514,942, titled “Methods and Compositions for Stimulating T-lymphocytes”. This patent expires in 2015, without taking into account any patent extensions that may be available, and we do not expect to commence commercialization of NeuVax prior to 2018, if at all.
     We have also secured a royalty fee, non-exclusive irrevocable license to practice the inventions described in PCT Published Patent Application WO/2008/15057, titled “Vaccine for the Prevention of Breast Cancer Relapse” from The Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., or “HJF.” WO/2008/15057 provides protection on improved methods for treating breast cancer using the E75 peptide as identified in clinical trials. We are currently negotiating the terms of an exclusive license to these patents, although we may not successfully conclude such negotiations.
     The issued United States patent and any patents that may issue from the licensed or pending patent applications will be set to expire between 2015 for our composition of matter patent and we have no equivalent protection outside of the United States and 2028 for other patent applications covering methods of treating cancer patients, not including any patent term extensions that may be afforded under the Federal Food, Drug and Cosmetic Act (and the equivalent provisions in foreign jurisdictions). We are currently negotiating for exclusive rights to a patent application to which we already have non-exclusive rights that cover certain aspects of the method of treatment using NeuVax that could provide additional patent protection in major countries around the world through 2027.
     In connection with the Texas License, we are obligated to pay specified milestones and royalties on sales of products covered by the licensed patents, including royalties possibly extending beyond the expiration date of a patent.
     We are preparing to apply for Orphan Drug status for NeuVax, which, if granted, could provide seven years or ten years of data exclusivity, or the inability of another company to use our clinical data to support their application for regulatory approval in the United States or European Union, respectively. We also anticipate that NeuVax will qualify for 12 years of data exclusivity under the Patient Protection and Affordable Care Act.
RNAi-related Licenses
     We have also secured exclusive and non-exclusive rights to develop RNAi therapeutics by licensing key RNAi technologies and patent rights from third parties. These rights relate to chemistry and configuration of RNAi compounds, delivery technologies of RNAi compounds to cells, and therapeutic targets. As we continue to develop our own proprietary compounds, we continue to evaluate both our in-licensed portfolio as well as the field for new technologies that could be in-licensed to further enhance our intellectual property portfolio and unique position in the RNAi space.
University of Massachusetts Medical School
     In January 2007, we obtained four exclusive licenses, one co-exclusive license and one non-exclusive license from CytRx, our former parent company, who had obtained these licenses from the University of Massachusetts Medical School, or “UMMS.” These licenses cover potential therapeutic applications for proprietary RNAi technology in the treatment of specified diseases and include a license to U.S. Pat. 5,989,893, which expires in 2018. Additionally, CytRx assigned to us its rights under the Collaboration and Invention Disclosure Agreement (“Collaboration Agreement”) entered into between CytRx and UMMS. To obtain these licenses and the rights under the Collaboration Agreement, we agreed to assume and be responsible for all of the liabilities and obligations, including license maintenance fees, milestone payments and performance obligations, under the assigned licenses and Collaboration Agreement. We have since terminated the Collaboration Agreement.

     Also in January 2007, we entered into certain licenses with UMMS pursuant to which UMMS granted to us rights under certain UMMS patent applications to make, use and sell products related to applications of RNAi technologies in particular fields, including HCMV and retinitis, ALS, diabetes and obesity. Under these licenses, UMMS granted to us exclusive, worldwide licenses, with the right to sub-license, to three different patent families and a non-exclusive, worldwide license to a fourth patent family. To obtain these licenses, we paid UMMS an up-front fee, reimbursed UMMS for previously incurred patent expenses, agreed to expend a specified amount on the development of royalty-bearing products, and agreed to meet a defined timeline relating to the clinical development of royalty-bearing products. In addition, we must pay UMMS annual maintenance fees and milestone payments. We will be required to pay to UMMS a percentage of income received from any sublicensees under these licenses and to pay expenses incurred by UMMS in prosecuting and maintaining the licensed patents.
     In October 2008, we entered into a license agreement for co-exclusive worldwide rights to technology for the oral delivery of RNAi therapeutics from UMMS. This license agreement was amended in July 2009, allowing us to extend the periods for which certain milestone payments are due to UMMS. These rights will expire upon the expiration of all patents licensed under the agreement, are terminable by either party upon an uncured breach by the other party, and may be terminated by us for any reason following a specified notice period. We are generally required to indemnify UMMS for losses incurred by UMMS based on the exercise of the licensed patents by us.
     In connection with all of our licenses with UMMS, including those assigned to us by CytRx, we are obligated to pay specified royalties on net sales of products covered by the licensed patents, subject to minimum annual royalties.
Other License Agreements
     Fire-Mello. We have a non-exclusive license to the Fire-Mello (US 6,506,559, set to expire in 2018) and related applications covering the use of double stranded RNA to induce gene silencing that describes RNAi products, compositions and therapeutic RNAi methods.
     TriLink Biotechnologies. In August 2007, we entered into a license agreement with TriLink Biotechnologies, Inc. for three RNAi chemistry technologies for all therapeutic RNAi applications, for which we paid an up-front fee and agreed to pay yearly maintenance fees, as well as future clinical milestone payments and royalty payments based on sales of therapeutic products developed from the licensed technologies.
     Dharmacon. In October 2007, we entered into a license agreement with Dharmacon, Inc. (now part of Thermo Fisher Scientific Inc.), pursuant to which we obtained an exclusive license to certain RNAi sequences to a number of target genes for the development of our rxRNA compounds. Further, we have obtained the right to license additional RNAi sequences, under the same terms, disclosed by Thermo Fisher Scientific Inc. in its pending patent applications against target genes and have received an option for exclusivity for other siRNA configurations. As consideration for this license, we paid an up-front fee and agreed to pay future clinical milestone payments and royalty payments based on sales of siRNA compositions developed in connection with the licensed technology.
     Life Technologies. In November 2007, we entered into a license agreement with Life Technologies, Inc., pursuant to which we were granted rights under four patents relating to RNA target sequences, RNA chemical modifications, RNA configurations and/or RNA delivery to cells. As consideration for this license, we paid an up-front fee of $250,000 and agreed to pay yearly maintenance fees of the same amount beginning in 2008. Further, we are obligated to pay a fee for each additional gene target added to the license as well as a fee on the first and second anniversaries of the date we were granted consent to add the gene target to the list of those covered by the license. We have also been granted, for each gene target, an option to secure pre-clinical rights and/or the clinical rights, for which we would be required to pay additional fees. Further, we are required to make future clinical milestone payments and royalty payments based on sales of therapeutic products developed from the licensed technologies.
     Advirna. In September 2009, we obtained an assignment and direct ownership of technology for which we had previously exercised our option to exclusively license from Advirna, LLC. The acquired technology complements our internally developed sd-rxRNA technology platform and further strengthens our IP position in this promising field for the delivery of RNAi therapeutics.
Competition
     We have a number of competitors in the oncology immunotherapy and RNAi therapeutics fields. These competitors include large and small pharmaceutical, chemical and biotechnology companies, as well as universities, government agencies, and other private and public research organizations.
     A number of multinational pharmaceutical companies, as well as large biotechnology companies, including Roche Laboratories, Inc., Pfizer Inc., Bayer HealthCare AG, Sanofi-Aventis, US, LLC, Amgen, Inc. GlaxoSmithKline plc, and Genentech are pursuing the development or are currently marketing pharmaceuticals that target oncology pathways on which we are focusing. It is probable that the number of companies seeking to develop products and therapies for the treatment of unmet needs in oncology will increase.
     There are also a number of medical institutions and pharmaceutical companies are seeking to develop therapeutic products using RNAi technologies. Companies working in this area include: Alnylam Pharmaceuticals, Inc., Tacere Therapeutics, Inc., Benitec Limited, OPKO Health, Inc., Silence Therapeutics plc, Quark Pharmaceuticals, Inc., Rosetta Genomics Ltd., Lorus Therapeutics, Inc., Tekmira Pharmaceuticals Corporation, Calando Pharmaceuticals, Inc., Regulus Therapeutics Inc. and Santaris Pharmaceuticals, as well as a number of large pharmaceutical companies. A number of the large pharmaceutical companies also either have in-house RNAi development programs or are collaborating with smaller biopharmaceutical companies. This competition will manifest itself in the discovery and development of RNAi technology, in recruiting and retaining key scientific and management personnel, in securing strategic alliances, and in obtaining rights to key intellectual property.
     Our RNAi-focused competitors as well as major pharmaceutical companies may be targeting the same diseases we intend to target. Competitors both in and outside of the oncology immunotherapeutic and RNAi fields have financial resources, research and development staffs, and facilities that are, in most cases, substantially greater than ours or potentially those of our strategic partners or licensees and are engaged in the research and development of pharmaceutical products that could compete with our potential products. The industry is characterized by rapid technological advances and competitors may develop products more rapidly and such products may be more effective than those currently under development or that may be developed in the future by our strategic partners or licensees.
Government Regulation
     The United States and other developed countries extensively regulate the pre-clinical and clinical testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution of drugs and biologic products. The FDA regulates pharmaceutical and biologic products under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations.
     To obtain approval of our future product candidates from the FDA, we must, among other requirements, submit data supporting safety and efficacy for the intended indication as well as detailed information on the manufacture and composition of the product candidate. In most cases, this will require extensive laboratory tests and pre-clinical and clinical trials. The collection of these data, as well as the preparation of applications for review by the FDA involve significant time and expense. The FDA also may require post-marketing testing to monitor the safety and efficacy of approved products or place conditions on any approvals that could restrict the therapeutic claims and commercial applications of these products. Regulatory authorities may withdraw product approvals if we fail to comply with regulatory standards or if we encounter problems at any time following initial marketing of our products.
     The first stage of the FDA approval process for a new biologic or drug involves completion of pre-clinical studies and the submission of the results of these studies to the FDA. These data, together with proposed clinical protocols, manufacturing information, analytical data and other information submitted to the FDA, in an IND, must become effective before human clinical trials may commence. Pre-clinical studies generally involve FDA regulated laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product candidate.
     After the IND becomes effective, a company may commence human clinical trials. These are typically conducted in three sequential phases, but the phases may overlap. Phase I trials consist of testing the product candidate in a small number of patients or healthy volunteers, primarily for safety at one or more doses. Phase II trials, in addition to safety, evaluate the efficacy of the product candidate in a patient population somewhat larger than Phase I trials. Phase III trials typically involve additional testing for safety and clinical efficacy in an expanded population at multiple test sites. A company must submit to the FDA a clinical protocol, accompanied by the approval of the Institutional Review Boards at the institutions participating in the trials, prior to commencement of each clinical trial.
     To obtain FDA marketing authorization, a company must submit to the FDA the results of the pre-clinical and clinical testing, together with, among other things, detailed information on the manufacture and composition of the product candidate, in the form of a new drug application, or NDA, or, in the case of a biologic, a biologics license application, or BLA.
     The amount of time taken by the FDA for approval of an NDA or BLA will depend upon a number of factors, including whether the product candidate has received priority review, the quality of the submission and studies presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the workload at the FDA.
     The FDA may, in some cases, confer upon an investigational product the status of a fast track product. A fast track product is defined as a new drug or biologic intended for the treatment of a serious or life threatening condition that demonstrates the potential to address unmet medical needs for this condition. The FDA can base approval of an NDA or BLA for a fast track product on an effect on a surrogate endpoint, or on another endpoint that is reasonably likely to predict clinical benefit. If a preliminary review of clinical data suggests that a fast track product may be effective, the FDA may initiate review of entire sections of a marketing application for a fast track product before the sponsor completes the application.
     We anticipate that our products will be manufactured by our strategic partners, licensees or other third parties. Before approving an NDA or BLA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facilities are in compliance with the FDA’s current good manufacturing practice, or “cGMP,” which are regulations that govern the manufacture, holding and distribution of a product. Manufacturers of biologics also must comply with the FDA’s general biological product standards. Our manufacturers also will be subject to regulation under the Occupational Safety and Health Act, the Nuclear Energy and Radiation Control Act, the Toxic Substance Control Act and the Resource Conservation and Recovery Act and other applicable environmental statutes. Following approval, the FDA periodically inspects drug and biologic manufacturing facilities to ensure continued compliance with the good manufacturing practices regulations. Our manufacturers will have to continue to comply with those requirements. Failure to comply with these requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing or recall or seizure of product. Adverse patient experiences with the product must be reported to the FDA and could result in the imposition of marketing restrictions through labeling changes or market removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.
     The labeling, advertising, promotion, marketing and distribution of a drug or biologic product also must be in compliance with FDA and Federal Trade Commission requirements, which include, among others, standards and regulations for off-label promotion, industry sponsored scientific and educational activities, promotional activities involving the internet, and direct-to-consumer advertising. We also will be subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of hazardous materials, including chemicals and radioactive and biological materials. In addition, we will be subject to various laws and regulations governing laboratory practices and the experimental use of animals. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of product approvals, seize or recall products, and deny or withdraw approvals.
     We will also be subject to a variety of regulations governing clinical trials and sales of our products outside the United States. Whether or not FDA approval has been obtained, approval of a product candidate by the comparable regulatory authorities of foreign countries and regions must be obtained prior to the commencement of marketing the product in those countries. The approval process varies from one regulatory authority to another and the time may be longer or shorter than that required for FDA approval. In the European Union, Canada and Australia, regulatory requirements and approval processes are similar, in principle, to those in the United States.
Environmental Compliance
     Our research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specific waste products. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of bio-hazardous materials. The cost of compliance with these laws and regulations could be significant and may adversely affect capital expenditures to the extent we are required to procure expensive capital equipment to meet regulatory requirements.
Human Resources
     As of May 5, 2011, we had 15 full-time employees, of which nine were engaged in research and development and six were engaged in management, administration and finance. None of our employees is represented by a labor union or covered by a collective bargaining agreement, nor have we experienced any work stoppages.
Insurance
     We currently purchase insurance policies for property and liability risks arising out of current operations.

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and in the documents incorporated by reference into this prospectus before making a decision to invest in our common stock. Some of these factors relate principally to our business and the industry in which we operate. Other factors relate principally to your investment in our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business and operations.
     If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In such case, you may lose all or part of your investment.
Risks Relating to RXi’s Business and Industry
The anticipated benefits of our Apthera acquisition may not be realized.
     Our future success will depend on, among other things, the ability to combine the businesses of RXi and Apthera in a manner that does not materially disrupt existing relationships or otherwise result in decreased productivity and that allows us to capitalize on the drug development activities and capabilities of the combined company. If these objectives are not achieved, the anticipated benefits of the acquisition of Apthera may not be realized fully or at all or may take longer to realize than expected.
     Prior to the acquisition of Apthera, Apthera and RXi operated independently. It is possible that the integration process could result in the disruption of RXi’s or Apthera’s ongoing businesses or inconsistencies in standards, controls, procedures or policies that could adversely affect the ability of the combined company to continue clinical development of its product candidates, maintain relationships with third parties and employees or to achieve the anticipated benefits of the Merger. Specifically, issues that must be addressed in integrating the operations of RXi and Apthera in order to realize the anticipated benefits of the acquisition include, among other things, prioritizing clinical development of product candidates, identifying and eliminating redundant operations and assets across a geographically dispersed organization and integrating the research and development operations and systems of RXi and Apthera. Integration efforts between the two companies will also divert management’s attention and resources. An inability to realize the full extent of, or any of, the anticipated benefits of the acquisition, as well as any delays encountered in the integration process, could have an adverse effect on the combined company’s business and results of operations, which may affect the value of the shares of our common stock.
     In addition, the actual integration may result in unanticipated adverse effects and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual cost synergies, if achieved at all, may be lower than expected and may take longer to achieve than anticipated. If these challenges are not adequately addressed, RXi and Apthera may be unable to successfully integrate their operations, or to realize the anticipated benefits of the integration of the two companies.
     We are largely dependent on the success of our two leading drug candidates neither of which may receive regulatory approval or be successfully commercialized.
     We have identified and are developing two lead product candidates which use different technologies and treat different medical conditions. Our business prospects depend heavily on successfully developing and commercializing these products. While we expect Phase III clinical trials of NeuVax to begin in 2012, the FDA requires certain CMC information to be submitted prior to the FDA granting its approval to proceed with a Phase III trial which we have not yet produced. RXI-109 is our first RNAi-based product candidate, which targets CTGF (connective tissue growth factor), which may be applied to a variety of medical conditions. We are planning to file an investigational new drug, or “IND,” application with the FDA in 2011 and begin Phase I clinical trials in 2012 for RXI-109. The FDA may deny our application or require additional information before approving our application, and such information may be costly to provide. We can provide no assurance that we will be able to successfully develop NeuVax, RXI-109 or any other product candidate.
     We currently generate no revenue from sales, and we may never be able to develop marketable products. All of our products in development must be approved by the FDA or similar foreign governmental agencies before they can be marketed. The process for obtaining FDA approval is both time-consuming and costly, with no certainty of a successful outcome. Before obtaining regulatory approval for the sale of any drug candidate, we must conduct, at our own expense, extensive pre-clinical tests and clinical trials to demonstrate the safety and efficacy in humans of our product candidates. Although NeuVax has demonstrated safety during Phase I and Phase II clinical trials, further testing may undermine those determinations or unexpected side effects may arise. We have not yet shown safety or efficacy in humans for any RNAi-based product candidates, including RXI-109. A failure of any pre-clinical study or clinical trial can occur at any stage of testing. The results of pre-clinical and initial clinical testing of these products may not necessarily indicate the results that will be obtained from later or more extensive testing. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials.
A number of different factors could prevent us from obtaining regulatory approval or commercializing our product candidates on a timely basis, or at all.
     We, the FDA or other applicable regulatory authorities, or an institutional review board, or “IRB,” which is an independent committee under the oversight of the United States Department of Health and Human Services, or “HHS,” that has been formally registered with HHS and functions to approve, monitor and review biomedical and behavioral research involving humans, may suspend clinical trials of a drug candidate at any time for various reasons, including if we or they believe the subjects or patients participating in such trials are being exposed to unacceptable health risks. Among other reasons, adverse side effects of a drug candidate on subjects or patients in a clinical trial could result in the FDA or other regulatory authorities suspending or terminating the trial and refusing to approve a particular drug candidate for any or all indications of use.
     Clinical trials of a new drug candidate require the enrollment of a sufficient number of patients, including patients who are suffering from the disease the drug candidate is intended to treat and who meet other eligibility criteria. Rates of patient enrollment are affected by many factors, and delays in patient enrollment can result in increased costs and longer development times.
     Clinical trials also require the review and oversight of IRBs, which approve and continually review clinical investigations and protect the rights and welfare of human subjects. An inability or delay in obtaining IRB approval could prevent or delay the initiation and completion of clinical trials, and the FDA may decide not to consider any data or information derived from a clinical investigation not subject to initial and continuing IRB review and approval.
     In addition, cancer vaccines are a relatively new form of therapeutic and a very limited number of such products have received regulatory approval. Therefore, the FDA or other regulatory authority may apply standards for approval of a new cancer vaccine that is different from past experience.
     Numerous factors could affect the timing, cost or outcome of our drug development efforts, including the following:
•	delays in filing the initial drug application for RXI-109 or other product candidates,

•	delays in providing the FDA with the CMC information required before the FDA approves the commencement of Phase III clinical tests for NeuVax as described under “The FDA has placed the IND for NeuVax on a partial clinical hold which precludes us from entering into a Phase III clinical trial of NeuVax” below,

•	difficulty in securing centers to conduct trials,

•	conditions imposed on us by the FDA or comparable foreign authorities regarding the scope or design of our clinical trials,

•	problems in engaging IRBs to oversee trials or problems in obtaining or maintaining IRB approval of studies,

•	difficulty in enrolling patients in conformity with required protocols or projected timelines,

•	third party contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner,

•	our drug candidates having very different chemical and pharmacological properties in humans than in laboratory testing and interacting with human biological systems in unforeseen, ineffective or harmful ways,

•	the need to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks,

•	insufficient or inadequate supply or quality of our drug candidates or other necessary materials necessary to conduct our clinical trials,

•	effects of our drug candidates not being the desired effects or including undesirable side effects or the drug candidates having other unexpected characteristics,

•	the cost of our clinical trials may be greater than we anticipate,

•	negative or inconclusive results from our clinical trials or the clinical trials of others for drug candidates similar to our own or inability to generate statistically significant data confirming the efficacy of the product being tested,

•	changes in the FDA’s requirements for our testing during the course of that testing,

•	modification of the drug during testing,

•	reallocation of our limited financial and other resources to other clinical programs, and

•	adverse results obtained by other companies developing similar drugs.
     It is possible that none of the product candidates that we develop will obtain the appropriate regulatory approvals necessary for us to begin selling them or that any regulatory approval to market a product may be subject to limitations on the indicated uses for which we may market the product. The time required to obtain FDA and other approvals is unpredictable but often can take years following the commencement of clinical trials, depending upon the complexity of the drug candidate. Any analysis we perform of data from clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenue from the particular drug candidate.
     We are also subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process includes all of the risks associated with the FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Approval by the FDA does not assure approval by regulatory authorities outside of the United States.
The FDA has placed the IND for NeuVax on a partial clinical hold which precludes us from entering into a Phase III clinical trial of NeuVax.
     On May 8, 2009, we submitted an SPA for a Phase III clinical trial for NeuVax. The FDA requires certain CMC information to be submitted prior to the FDA granting its approval to proceed with a Phase III trial. We did not include such CMC information in our SPA application. Although we received notification from the FDA of its acceptance of our SPA in June 2009, in July 2009, the FDA informed us that our IND application had been placed on “partial clinical hold” pending our submission and the FDA’s acceptance of the required CMC information. As a result, while we are allowed to continue semi-annual treatments of patients enrolled active Phase I/II trials, we are prohibited from initiating a Phase III clinical study until we have completed certain product manufacturing activities, submitted the required CMC information to the FDA and the FDA has approved such information and removed the partial clinical hold from the IND. Such actions will require us to expend additional funds to meet the FDA’s Phase III requirements, currently estimated by us to be approximately $2.5 million.
The approach we are taking to discover and develop novel therapeutics using RNAi is unproven and may never lead to marketable products.
     RNA interference is a relatively new scientific discovery. The RNAi technologies that we have licensed or have created internally and that we intend to develop have not yet been clinically tested by us, nor are we aware of any clinical trials for efficacy having been completed by third parties involving these technologies. To date, neither we nor any other company has received regulatory approval to market therapeutics utilizing RNAi and a number of clinical trials of third parties’ RNAi technology have been unsuccessful. The scientific evidence to support the feasibility of developing drugs based on these discoveries is both preliminary and limited. To successfully develop RNAi-based products we must solve a number of issues, such as providing suitable methods of stabilizing the RNAi material and delivering it into target cells in the human body. We may spend large amounts of money trying to solve these issues and never succeed in doing so. In addition, any compounds that we develop may not demonstrate in patients the chemical and pharmacological properties ascribed to them in laboratory studies, and they may interact with human biological systems in unforeseen, ineffective or even harmful ways.
The FDA could impose a unique regulatory regime for RNAi therapeutics.
     The substances we are intending to develop may represent a new class of drug, and the FDA has not yet established any definitive policies, practices or guidelines in relation to these drugs. While we expect any product candidates that we develop will be regulated as a new drug under the Federal Food, Drug, and Cosmetic Act, the FDA could decide to regulate them or other products we may develop as biologics under the Public Health Service Act. The lack of policies, practices or guidelines may hinder or slow review by the FDA of any regulatory filings that we may submit. Moreover, the FDA may respond to these submissions by defining requirements that we may not have anticipated.

The FDA approval process may be delayed for any drugs we develop that require the use of specialized drug delivery devices or vehicles.
     Some drug candidates that we develop may need to be administered using specialized vehicles that deliver RNAi therapeutics directly to diseased parts of the body. For example, we may use an implantable pump to deliver certain potential drug candidates to the nervous system. The drug delivery vehicles that we expect to deliver our drug candidates have not been approved by the FDA or other regulatory agencies. In addition, the FDA may regulate the product as a combination product of a drug and a device or require additional approvals or clearances for the modified delivery.
     Further, to the extent the specialized delivery vehicle is owned by another company, we would need that company’s cooperation to implement the necessary changes to the vehicle, or its labeling, and to obtain any additional approvals or clearances. Any delays in finding suitable drug delivery vehicles to administer RNAi therapeutics directly to diseased parts of the body could negatively affect our ability to successfully develop our RNAi therapeutics.
We will rely upon third parties for the manufacture of our clinical product candidates.
     We do not have the facilities or expertise to manufacture supplies of any of our potential product candidates for clinical trials. Accordingly, we will be dependent upon contract manufacturers for these supplies. We currently manufacture limited quantities of our RXi-based product candidates for our research activities at our facility. There can be no assurance that we will be able to secure needed supply arrangements on attractive terms, or at all. Our failure to secure these arrangements as needed could have a materially adverse effect on our ability to complete the development of our product candidates or, if we obtain regulatory approval for our product candidates, to commercialize them.
     Our current plans call for the manufacture of our compounds and, as necessary, any delivery vehicles that may be used to deliver our compounds by contract manufacturers offering research grade, Good Laboratory grade and Good Manufacturing Practices grade materials for preclinical studies (e.g., toxicology studies) and for clinical use. We anticipate the chemistry, manufacturing and controls for each active pharmaceutical ingredient will be addressed by our clinical development team in close collaboration with a contract manufacturer with extensive experience in drug synthesis. Certain of our product candidates are complex molecules requiring many synthesis steps, which may lead to challenges with purification and scale-up. These challenges could result in increased costs and delays in manufacturing.
     Production and utilization of products using our technologies may require the development of new manufacturing technologies and expertise. We or our collaborators may be unable to successfully meet any of these technological challenges, or others that may arise in the course of development.
We may not be able to establish or maintain the third party relationships that are necessary to develop or potentially commercialize some or all of our product candidates.
     We expect to depend on collaborators, partners, licensees, clinical research organizations and other third parties to support our discovery efforts, to formulate product candidates, to manufacture our product candidates, and to conduct clinical trials for some or all of our product candidates. We cannot guarantee that we will be able to successfully negotiate agreements for or maintain relationships with collaborators, partners, licensees, clinical investigators and other third parties on favorable terms, if at all. Our ability to successfully negotiate such agreements will depend on, among other things, potential partners’ evaluation of the superiority of our technology over competing technologies and the quality of the pre-clinical and clinical data that we have generated, and the perceived risks specific to developing our product candidates. In addition, we recently reduced the scale of our RNAi operations, which could affect our ability to maintain or enter into new alliances. If we are unable to obtain or maintain these agreements, we may not be able to clinically develop, formulate, manufacture, obtain regulatory approvals for or commercialize our product candidates. Under certain license agreements that we have already entered into, we have minimum dollar amounts per year that we are obligated to spend on the development of the technology we have licensed from our contract partners and other obligations to maintain certain licenses. If we fail to meet this requirement under any of our licenses that contain such requirements or any other obligations under these licenses, we may be in breach of our obligations under such agreement, which may result in the loss of the technology licensed. We cannot necessarily control the amount or timing of resources that our contract partners will devote to our research and development programs, product candidates or potential product candidates, and we cannot guarantee that these parties will fulfill their obligations to us under these arrangements in a timely fashion. We may not be able to readily terminate any such agreements with contract partners even if such contract partners do not fulfill their obligations to us.
     In addition, we and other drug development companies receive notices from third parties from time to time that our or such other companies’ technology or product candidates infringe or may infringe the intellectual property rights of those third parties. The assertion by third parties that our activities or product candidates infringe upon their intellectual property rights may adversely affect our ability to secure strategic partners or licensees for our technology or product candidates or our ability to secure or maintain manufacturers for our compounds.
Even if we obtain regulatory approvals, our marketed drugs will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and foreign regulations, we could lose our approvals to market drugs and our business would be materially adversely affected.
     Following regulatory approval of any drugs we may develop, we will remain subject to continuing regulatory review, including the review of adverse drug experiences and clinical results that are reported after our drug products are made available to patients. This would include results from any post marketing tests or vigilance required as a condition of approval. The manufacturer and manufacturing facilities we use to make any of our drug products will also be subject to periodic review and inspection by the FDA. The discovery of any new or previously unknown problems with the product, manufacturer or facility may result in restrictions on the drug or manufacturer or facility, including withdrawal of the drug from the market. We would continue to be subject to the FDA requirements governing the labeling, packaging, storage, advertising, promotion, recordkeeping, and submission of safety and other post-market information for all of our product candidates, even those which the FDA had approved. If we fail to comply with applicable continuing regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approval, product recalls and seizures, operating restrictions and other adverse consequences.
Even if we receive regulatory approval to market our product candidates, our product candidates may not be accepted commercially, which may prevent us from becoming profitable.
     The RNAi product candidates that we are developing are based on new technologies and therapeutic approaches. RNAi products may be more expensive to manufacture than traditional small molecule drugs, which may make them more costly than competing small molecule drugs. Additionally, for various applications, RNAi products are likely to require injection or implantation, and do not readily cross the so-called blood brain barrier, which will make them less convenient to administer than drugs administered orally. Key participants in the pharmaceutical marketplace, such as physicians, medical professionals working in large reference laboratories, public health laboratories and hospitals, third- party payors and consumers, may not accept products intended to improve therapeutic results based on RNAi technology. As a result, it may be more difficult for us to convince the medical community and third-party payors to accept and use our product, or to provide favorable reimbursement. And if medical professionals working with large reference laboratories, public health laboratories and hospitals choose not to adopt and use our RNAi technology, our products may not achieve broader market acceptance.
     NeuVax and our other cancer-targeted product candidates will face many of the same commercial challenges facing our RNAi product candidates.
     Other factors that we believe will materially affect market acceptance of our product candidates include:
•	the timing of our receipt of any marketing approvals, the terms of any approvals and the countries in which approvals are obtained,

•	the safety, efficacy and ease of administration of our product candidates,

•	the advantages of our product candidates over those of our competitors,

•	the willingness of patients to accept relatively new therapies,

•	the success of our physician education programs,

•	the availability of government and third-party payor reimbursement,

•	the pricing of our products, particularly as compared to alternative treatments, and

•	the availability of effective alternative treatments and the relative risks and/or benefits of the treatments.
We will be subject to competition and may not be able to compete successfully.
     The biotechnology industry, including the cancer therapy vaccines market and RNAi research sector, is intensely competitive and involves a high degree of risk. We compete with other companies that have far greater experience and financial, research and technical resources than us. Potential competitors in the United States and worldwide are numerous and include pharmaceutical and biotechnology companies, educational institutions and research foundations, many of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than us. Some of our competitors may develop and commercialize products that compete directly with those incorporating our technology, introduce products to market earlier than such products or on a more cost effective basis. We may be unable to effectively develop our technology or any other applications on a cost effective basis or otherwise. In addition, our technology may be subject to competition from other technology or methods developed using techniques other than those developed by traditional biotechnology methods. Our competitors compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our technology. Our collaborators or we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. An inability to successfully complete our product development could lead to us having limited prospects for establishing market share or generating revenues from our technology.
     For patients with early stage breast cancer, adjuvant therapy is often given to prevent recurrence and increase the chance of long-term disease free survival. Adjuvant therapy for breast cancer can include chemotherapy, hormonal therapy, radiation therapy, or combinations thereof. In addition, the HER2 targeted drug trastuzumab (Herceptin ® ) may be given to patients with tumors with high expression of HER2 (IHC 3+).
     There are a number of cancer vaccines in development for breast cancer, including but not limited to Lapuleucel-T (Dendreon), AE-37 (Antigen Express) and Stimuvax (Merck KgA). While these development candidates are aimed at a number of different targets, there is no guarantee that any of the these compounds will not in the future be indicated for treatment of low to intermediate HER 2 breast cancer patients and become directly competitive with NeuVax.
     Similarly, a number of companies are using RNAi technologies, including for at least some of the disease indications we have been focusing our efforts on to date. Companies working in the RNAi area include: Alnylam Pharmaceuticals, Inc., Marina Biotech, Inc., Tacere Therapeutics, Inc., Benitec Limited, OPKO Health, Inc., Silence Therapeutics plc, Quark Pharmaceuticals, Inc., Rosetta Genomics Ltd., Lorus Therapeutics, Inc., Tekmira Pharmaceuticals Corporation, Calando Pharmaceuticals, Inc., Regulus Therapeutics Inc., and Santaris Pharmaceuticals, as well as a number of the large pharmaceutical companies.
     Further, a number of companies are developing therapeutics for the same diseases we are targeting, including anti-scarring for which we are developing our first RNAi product candidate, using technologies other than RNA interference, and, for some of these diseases, there are existing therapeutics currently on the market. Most of these competitors have substantially greater research and development capabilities and financial, scientific, technical, manufacturing, marketing, distribution, and other resources than us, and we may not be able to successfully compete with them. In addition, even if we are successful in developing our product candidates, in order to compete successfully we may need to be first to market or to demonstrate that our RNAi based products are superior to therapies based on different technologies. A number of our competitors have already commenced clinical testing of RNAi product candidates and may be more advanced than are we in the process of developing products. If we are not first to market or are unable to demonstrate such superiority, any products for which we are able to obtain approval may not be successful.
We are dependent on technologies we license, and if we lose the right to license such technologies or we fail to license new technologies in the future, our ability to develop new products would be harmed.
     We currently are dependent on licenses from third parties for technologies relating to our product candidates. Our current licenses impose, and any future licenses we enter into are likely to impose, various development, funding, royalty, diligence, sublicensing, insurance and other obligations on us. If our license with respect to any of these technologies is terminated for any reason, the development of the products contemplated by the licenses would be delayed, or suspended altogether, while we seek to license similar technology or develop new non-infringing technology. The costs of obtaining new licenses are high, and many patents in the RNAi field have already been exclusively licensed to third parties, including our competitors. If any of our existing licenses are terminated, the development of the products contemplated by the licenses could be delayed or terminated and we may not be able to negotiate additional licenses on acceptable terms, if at all, which would have a material adverse effect on our business.
We may be unable to protect our intellectual property rights licensed from others parties, our intellectual property rights may be inadequate to prevent third parties from using our technologies or developing competing products, and we may need to license additional intellectual property from others.
     We have a non-exclusive license to the Fire-Mello patent owned by UMMS and the Carnegie Institution of Washington, which claims various aspects of RNAi or genetic inhibition by double stranded

RNA. This license continues to be available to third parties, and as such it does not provide us with the ability to exclude others from its use or protect us from competition. Therapeutic applications of gene silencing technologies, delivery methods, and other technologies that we license from third parties are claimed in a number of pending patent applications, but there can be no assurance that these applications will result in any issued patents or that those patents would withstand possible legal challenges or protect our technologies from competition. The United States Patent and Trademark Office and patent granting authorities in other countries have upheld stringent standards for the RNAi patents that have been prosecuted so far. Consequently, pending patents that we have licensed and those that we own may continue to experience long and difficult prosecution challenges and may ultimately issue with much narrower claims than those in the pending applications. Third parties may hold or seek to obtain additional patents that could make it more difficult or impossible for us to develop products based on RNAi technology without obtaining a license to such patents, which licenses may not be available on attractive terms or at all.
     In addition, others may challenge the patents or patent applications that we currently license or may license in the future or that we own and, as a result, these patents could be narrowed, invalidated or rendered unenforceable, which would negatively affect our ability to exclude others from using RNAi technologies described in these patents. There can be no assurance that these patent or other pending applications or issued patents we license or that we own will withstand possible legal challenges. Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. Any patents issued to us or our licensors may not provide us with any competitive advantages, and there can be no assurance that the patents of others will not have an adverse effect on our ability to do business or to continue to use our technologies freely. Our efforts to enforce and maintain our intellectual property rights may not be successful and may result in substantial costs and diversion of management time. Even if our rights are valid, enforceable and broad in scope, competitors may develop products based on technology that is not covered by our licenses or patents or patent application that we own.
     We have received a letter from a third party claiming that we require access to such third party’s patents and patent applications and demanding that we stop engaging in unspecified alleged infringing activities unless we obtain a license from such third party. We understand that other companies working in the RNAi area have received similar letters from this third party. Although we do not believe, based on the advice of our patent counsel, that our current and planned activities infringe any valid patent rights of such third party, there can be no assurance that we will not need to alter our development candidates or products or obtain a license to such third party rights to avoid any such infringement.
     There is no guarantee that future licenses will be available from third parties for either of our product candidates on satisfactory terms, or at all. To the extent that we are required and are able to obtain multiple licenses from third parties to develop or commercialize a product candidate, the aggregate licensing fees and milestones and royalty payments made to these parties may materially reduce our economic returns or even cause us to abandon development or commercialization of a product candidate.
     There is also a risk that the products incorporating our peptide-based immunotherapy technology or otherwise marketed by us might infringe the patent, trademark or other intellectual property rights of third parties. We have not received any notice of any claims or threats of litigation based on any third party patent, trademark or other intellectual property rights; however, the lack of such a notice to date does not guarantee that we will not receive such a notice in the future, as frequently patent holders do not asset infringement until an alleged infringer is commercializing a product.
     In addition to our licenses, we also rely on copyright and trademark protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of our trade secrets and proprietary information, we require our employees, consultants, advisors and others to whom we disclose confidential information to execute confidentiality and proprietary information agreements. However, it is possible that these agreements may be breached, invalidated or rendered unenforceable, and if so, there may not be an adequate corrective remedy available. Furthermore, like many companies in our industry, we may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities we conduct. In some situations, our confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Although we require our employees and consultants to maintain the confidentiality of all confidential information of previous employers, we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. Finally, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets. Our failure to protect our proprietary information and techniques may inhibit or limit our ability to exclude certain competitors from the market and execute our business strategies.
Our success depends upon our ability to obtain and maintain intellectual property protection for our products and technologies.
     Our success will depend on our ability to obtain and maintain adequate protection of our intellectual property covering our product candidates and technologies. The ultimate degree of patent protection that will be afforded to biotechnology products and processes, including ours, in the United States and in other important markets remains uncertain and is dependent upon the scope of protection decided upon by the patent offices, courts and lawmakers in these countries. There is no certainty that our existing patents, or patent applications if obtained, will afford us substantial protection or commercial benefit. Similarly, there is no assurance that our pending patent applications or patent applications licensed from third parties will ultimately be granted as patents or that those patents that have been issued or are issued in the future will stand if they are challenged in court. The applications based on RNAi technologies claim many different methods, compositions and processes relating to the discovery, development, delivery and commercialization of RNAi therapeutics. Because this field is so new, very few of these patent applications have been fully processed by government patent offices around the world, and there is a great deal of uncertainty about which patents will issue, when, to whom, and with what claims. It is likely that there will be significant litigation and other proceedings, such as interference and opposition proceedings in various patent offices, relating to patent rights in the RNAi field and that we may be a party to such proceedings.
     There may be patent or other intellectual property rights belonging to others that require us to alter our products, pay licensing fees or cease certain activities. If our products infringe patent or other intellectual property rights of others, the owners of those rights could bring legal actions against us claiming damages and seeking to enjoin manufacture, use, marketing and sales of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any action brought against us, and any license required under any rights that we infringe may not be available on acceptable terms or at all. Others may attempt to invalidate our intellectual property rights or those of our licensors. Even if our rights, or those of our licensors, are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights. Any attempt by third parties to undermine or invalidate our intellectual property rights could be costly to defend, require significant time and attention of our management and have a material adverse effect on our business.
     In addition, we anticipate that the issued United States patent covering the composition of matter of NeuVax that we have exclusively licensed will expire in 2015, and we have no equivalent patent protection outside of the United States. We are currently negotiating for exclusive rights to a patent application to which we already have non-exclusive rights that covers certain aspects of the method of treatment using NeuVax that could provide additional patent protection in major countries around the world through 2027, but there can be no assurance that we will successfully negotiate such a license.
If we are unable to obtain regulatory exclusivity for NeuVax, our business would be adversely affected and such exclusivity may not provide sufficient protection to prevent competitors from entering our markets.
     Because our intellectual property rights to the composition of matter of NeuVax expire prior to commercialization, we expect to rely substantially on orphan drug designation, if granted for NeuVax, and data exclusivity provided under the Federal Food, Drug, and Cosmetic Act and similar laws in other countries. We are preparing to apply for Orphan Drug status for NeuVax which, if granted, could provide seven years or ten years of data exclusivity in the United States or the European Union, respectively. However, there is no assurance that our Orphan Drug Application will be approved by either the FDA or the European Medicines Agency. While we also anticipate that NeuVax will qualify for 12 years of data exclusivity, or the inability of another company to use our clinical data to support their application for regulatory approval, under the Patient Protection and Affordable Care Act; there can be no assurance that the 12 years of exclusivity provided for under the Patient Protection and Affordable Care Act will remain law, or that NeuVax will meet the qualifications of a “biological product” to receive the specified period of exclusivity.
     While the orphan drug designation for NeuVax, if granted, will provide seven years of market exclusivity in the United States, we will not be able to exclude other companies from manufacturing and/or selling E75 beyond that timeframe. Even if we have orphan drug designation for a particular drug indication, we cannot guarantee that another company also holding orphan drug designation will not receive FDA approval for the same indication before we do. If that were to happen, our applications for that indication may not be approved until the competing company’s seven-year period of exclusivity expired. Even if we are the first to obtain FDA approval for an orphan drug indication, there are circumstances under which a competing product may be approved for the same indication during our seven-year period of marketing exclusivity, such as if the later product is shown to be clinically superior to the orphan product. Further, the seven-year marketing exclusivity would not prevent competitors from obtaining approval of the same compound for other indications or the use of other types of drugs for the same use as the orphan drug. In addition, data exclusivity does not prevent another company from completing its own clinical trials with NeuVax and obtaining regulatory approval for the same indication for which NeuVax may be approved. Consequently, we may not be able to prevent competitors from entering the market prior to the end of any applicable data exclusivity period. If we are not able to prevent competitors from entering the market with a similar product to NeuVax, our ability to achieve profits from sales of NeuVax will be dramatically limited.
We are subject to potential liabilities from clinical testing and future product liability claims.
     If any of our future products are alleged to be defective, they may expose us to claims for personal injury by patients in clinical trials of our products or by patients using our commercially marketed products. Even if the marketing of one or more of our products is approved by the FDA, users may claim that such products caused unintended adverse effects. We will seek to obtain clinical trial insurance for clinical trials that we conduct, as well as liability insurance for any products that we market. There can be no assurance that we will be able to obtain insurance in the amounts we seek, or at all. We anticipate that licensees who develop our products will carry liability insurance covering the clinical testing and marketing of those products. There is no assurance, however, that any insurance maintained by us or our licensees will prove adequate in the event of a claim against us. Even if claims asserted against us are unsuccessful, they may divert management’s attention from our operations and we may have to incur substantial costs to defend such claims.

Any drugs we develop may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could have a material adverse effect on our business.
     We intend to sell our products primarily to hospitals which receive reimbursement for the health care services they provide to their patients from third-party payors, such as Medicare, Medicaid and other domestic and international government programs, private insurance plans and managed care programs. Most third-party payors may deny reimbursement if they determine that a medical product was not used in accordance with cost-effective treatment methods, as determined by the third-party payor, or was used for an unapproved indication. Third-party payors also may refuse to reimburse for experimental procedures and devices. Furthermore, because our programs are in the early stages of development, we are unable at this time to determine their cost-effectiveness and the level or method of reimbursement for them. Increasingly, the third-party payors who reimburse patients are requiring that drug companies provide them with predetermined discounts from list prices, and are challenging the prices charged for medical products. If the price we are able to charge for any products we develop is inadequate in light of our development and other costs, our profitability could be adversely effected.
     We currently expect that any drugs we develop may need to be administered under the supervision of a physician. Under currently applicable law, drugs that are not usually self-administered may be eligible for coverage by the Medicare program if:
•	they are “incidental” to a physician’s services,

•	they are “reasonable and necessary” for the diagnosis or treatment of the illness or injury for which they are administered according to accepted standard of medical practice,

•	they are not excluded as immunizations, and

•	they have been approved by the FDA.
     There may be significant delays in obtaining insurance coverage for newly-approved drugs, and insurance coverage may be more limited than the purpose for which the drug is approved by the FDA. Moreover, eligibility for insurance coverage does not imply that any drug will be reimbursed in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement may be based on payments for other services and may reflect budgetary constraints or imperfections in Medicare data. Net prices for drugs may be reduced by mandatory discounts or rebates required by government health care programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates. Our inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for new drugs that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to develop products, and our overall financial condition.
     Additionally, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for medical products and services. Levels of reimbursement may decrease in the future, and future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for and price levels of our products. If our customers are not reimbursed for our products, they may reduce or discontinue purchases of our products, which could have a material adverse effect on our business, financial condition and results of operations.

     Comprehensive health care reform legislation, which was recently adopted by Congress and was subsequently signed into law, could adversely affect our business and financial condition. Among other provisions, the legislation provides that a “biosimilar” product may be approved by the FDA on the basis of analytical tests and certain clinical studies demonstrating that such product is highly similar to an existing, approved product and that switching between an existing product and the biosimilar product will not result in diminished safety or efficacy. This abbreviated regulatory approval process may result in increased competition if we are able to bring a product to market. The legislation also includes more stringent compliance programs for companies in various sectors of the life sciences industry with which we may need to comply and enhanced penalties for non-compliance with the new health care regulations. Complying with new regulations may divert management resources, and inadvertent failure to comply with new regulations may result in penalties being imposed on us.
     Some states and localities have established drug importation programs for their citizens, and federal drug import legislation has been introduced in Congress. The Medicare Prescription Drug Plan legislation, which became law in December 2003, required the Secretary of Health and Human Services to promulgate regulations for drug reimportation from Canada into the United States under some circumstances, including when the drugs are sold at a lower price than in the United States. The Secretary, however, retained the discretion not to implement a drug reimportation plan if he finds that the benefits do not outweigh the costs, and has so far declined to approve a reimportation plan. Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances. Legislation or regulations allowing the reimportation of drugs, if enacted, could decrease the price we receive for any products that we may develop and adversely affect our future revenues and prospects for profitability.
If our new management team is not effective or if we fail to attract, hire and retain qualified personnel, we may not be able to design, develop, market or sell our products or successfully manage our business.
     Our business prospects are dependent on our new management team and our SAB members. The continued service of our executive officers and SAB members is critical to our success. The loss of any of our executive officers or SAB members, or our inability to identify, attract, retain and integrate additional qualified key personnel, could make it difficult for us to manage our business successfully and achieve our business objectives. In addition, following the acquisition of Apthera, we have a new President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, and Vice President and Chief Financial Officer. These executives will need to work effectively with each other and the other members of our management team to execute the company’s business strategy. If they fail to do so, our business will be negatively impacted.
     Competition for skilled research, product development, regulatory and technical personnel also is intense, and we may not be able to recruit and retain the personnel we need. The loss of the services of any key research, product development, regulatory, and technical personnel, or our inability to hire new personnel with the requisite skills, could restrict our ability to develop our product candidates.
We use biological and hazardous materials and if we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.
     Our research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury; we could be held liable for any damages that result, and any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specific waste products. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. The cost of compliance with these laws and regulations could be significant and may adversely affect capital expenditures to the extent we are required to procure expensive capital equipment to meet regulatory requirements.
     We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials. The limits of our worker’s compensation insurance are mandated by state law, and our workers’ compensation liability is capped at these state-mandated limits. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate any of these laws or regulations.
Risks Relating Our Financial Position and Capital Requirements
We expect to incur increased expenses, and we may not be able to obtain sufficient financing or to develop our product candidates.
     We believe that our existing cash and cash equivalents should be sufficient to fund our operations for at least the next twelve months. As a result of our acquisition of Apthera and the expenses expected to be incurred in connection with the Phase III clinical trial for NeuVax, we expect that our expenses will increase significantly from historic levels for the foreseeable future. In the future, we will be dependent on obtaining further financing from third parties in order to maintain our operations and to meet our financial obligations. We cannot assure that additional debt or equity or other funding to maintain our operations and to meet our obligations to our licensors will be available to us in the future on acceptable terms, or at all. If we fail to obtain additional funding when needed, we would be forced to scale back, or terminate, our operations, or to seek to merge with or to be acquired by another company.
     We anticipate that we will need to raise substantial amounts of money to fund a variety of future activities integral to the development of our business, which may include but are not limited to the following:
•	to gather and submit the CMC information to the FDA before initiating a Phase III clinical trial for NeuVax,

•	to conduct a Phase III clinical trial for NeuVax,

•	to file the IND for RXI-109 and commence a Phase I clinical trial,

•	to conduct research and development to successfully develop our RNAi technologies,

•	to obtain regulatory approval for our product candidates,

•	to file and prosecute patent applications and to defend and assess patents to protect our technologies,

•	to retain qualified employees, particularly in light of intense competition for qualified scientists,

•	to manufacture products ourselves or through third parties,

•	to market our products, either through building our own sales and distribution capabilities or relying on third parties, and

•	to acquire new technologies, licenses, products or companies.
     We cannot assure you that any financing needed for the development of our business will be available to us on acceptable terms or at all. If we cannot obtain additional financing in the future, our operations may be restricted and we may ultimately be unable to continue to develop and potentially commercialize our product candidates.
We will incur liquidated damages if we fail to increase our authorized shares.
     The warrants to purchase shares of our common stock that were issued in our underwritten public offering completed on April 20, 2011 will first become exercisable on the date one year and one day after the date of issuance, subject to the approval by our stockholders of an increase in our authorized shares of common stock. In the underwriting agreement relating to the offering, we agreed to hold a stockholders meeting by July 31, 2011 to seek stockholder approval of an increase in the authorized shares of our common stock. We also agreed to pay liquidated damages of $2,500,000 if we are unable to obtain the required stockholder approval by April 16, 2012.
     On April 21, 2011, our board of directors authorized an increase in our authorized shares of common stock to 125,000,000 shares. The increase is subject to approval of our stockholders, which we will seek at our upcoming 2011 annual meeting of stockholders. There is no assurance, however, that we will be able to obtain the necessary stockholder approval.
We expect to continue to incur significant research and development expenses, which may make it difficult for us to attain profitability, and may lead to uncertainty about or as to our ability to continue as a going concern.
     Substantial funds were expended to develop our technologies and product candidates, and additional substantial funds will be required for further research and development, including pre-clinical testing and clinical trials of any product candidates, and to manufacture and market any products that are approved for commercial sale. Because the successful development of our products is uncertain, we are unable to precisely estimate the actual funds we will require to develop and potentially commercialize them. In addition, we may not be able to generate enough revenue, even if we are able to commercialize any of our product candidates, to become profitable.
     In the event that we are unable to achieve or sustain profitability or to secure additional financing, we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern. Any such inability to continue as a going concern may result in our common stock holders losing their entire investment. There is no guaranty that we will become profitable or secure additional financing. Our financial statements contemplate that we will continue as a going concern and do not contain any adjustments that might result if we were unable to continue as a going concern. Changes in our operating plans, our existing and anticipated working capital needs, the acceleration or modification of our expansion plans, increased expenses, potential acquisitions or other events will all affect our ability to continue as a going concern. Future financing may be obtained through, and future development efforts may be paid for by, the issuance of debt or equity, which may have an adverse effect on our stockholders or may otherwise adversely affect our business.

     If we raise funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights, preferences and privileges senior to those of holders of our common stock in the event of a liquidation. In such event, there is a possibility that once all senior claims are settled, there may be no assets remaining to pay out to the holders of common stock. In addition, if we raise funds through the issuance of additional equity, whether through private placements or additional public offerings, such an issuance would dilute your ownership in us.
     The terms of debt securities may also impose restrictions on our operations, which may include limiting our ability to incur additional indebtedness, to pay dividends on or repurchase our capital stock, or to make certain acquisitions or investments. In addition, we may be subject to covenants requiring us to satisfy certain financial tests and ratios, and our ability to satisfy such covenants may be affected by events outside of our control.
     You may have difficulty evaluating our business, because we have limited history and our historical financial information may not be representative of our future results.
We have limited operating experience and may not be able to effectively operate.
     We are a development-stage company with limited operating history. We will focus on developing and, if we obtain regulatory approval, commercializing our product candidates, and there is no assurance that we will be able to successfully implement our business plan. While our management collectively possesses substantial business and scientific experience, there is no assurance that we will be able to manage our business effectively, or that we will be able to identify, hire and retain any needed additional management or scientific personnel to develop and implement our product development plans, obtain third-party contracts or any needed financing, or achieve the other components of our business plan. The obligations associated with being an independent public company require significant resources and management attention.
     As a publicly traded company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the Sarbanes-Oxley Act of 2002. In addition, the Exchange Act requires that we file annual, quarterly and current reports. Our failure to prepare and disclose this information in a timely manner could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. The Sarbanes-Oxley Act requires that we, among other things, establish and maintain effective internal controls and procedures for financial reporting. From time to time we evaluate our existing internal controls in light of the standards adopted by the Public Company Accounting Oversight Board. It is possible that we or our independent registered public accounting firm may identify significant deficiencies or material weaknesses in our internal control over financial reporting in the future. Any failure or difficulties in implementing and maintaining these controls could cause us to fail to meet the periodic reporting obligations or result in material misstatements in our financial statements. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. Our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material adverse effect on our business and our common stock.
Risks Related to Ownership of Our Common Stock
The market price and trading volume of our common stock may be volatile.
     The market price of our common stock could fluctuate significantly for many reasons, including the following factors:

•	announcements of regulatory developments or technological innovations by us or our competitors,

•	changes in our relationship with our licensors and other strategic partners,

•	our quarterly operating results,

•	developments in patent or other technology ownership rights,

•	public concern regarding the safety of our products,

•	additional funds may not be available on terms that are favorable to us and, in the case of equity financings, may result in dilution to our stock holders,

•	government regulation of drug pricing, and

•	general changes in the economy, the financial markets or the pharmaceutical or biotechnology industries.
     In addition, factors beyond our control may also have an impact on the price of our stock. For example, to the extent that other large companies within our industry experience declines in their stock price, our stock price may decline as well. In addition, when the market price of a company’s common stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.
Future sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock.
     Future sales of substantial amounts of our common stock, or securities convertible or exchangeable into shares of our common stock, into the public market, including shares of our common stock issued upon exercise of options and warrants, or perceptions that those sales could occur, could adversely affect the market price of our common stock and our ability to raise capital in the future. For example, under the merger agreement, we have the option, subject to stockholder approval, to issue shares of our common stock in payment of the contingent value rights received by former stockholders of Apthera. Any additional shares we issue pursuant to the merger agreement will likely be freely saleable upon issuance to any person who is not our affiliate. The availability of the 4,974,090 shares being offered under this prospectus, as well as actual resales of these shares, also could adversely affect the market price of our common stock.
Our outstanding warrants may result in dilution to our stockholders.
     Our outstanding warrants to purchase a total of 17,950,000 shares of common stock issued in underwritten public offerings completed on March 4, 2011 and April 20, 2011, respectively, contain so-called full-ratchet anti-dilution provisions that, with some exceptions, are triggered upon any issuance by us of shares of our common stock or common stock equivalents at a price per share below the then-exercise price of the warrants. The original exercise prices of the warrants issued in the March 2011 offering recently were reduced to $1.00 per share pursuant to these anti-dilution provisions as a result of the April 2011 offering. In the event that these anti-dilution provisions are triggered in the future, we would be required to reduce the exercise price of all of these warrants on a full-ratchet basis, which would have a dilutive effect on our stockholders.

We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of our common stock.
     We are authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of future preferred stock offerings without further action by our stockholders. If we issue preferred stock, it could affect your rights or reduce the value of our outstanding common stock. In particular, specific rights granted to future holders of preferred stock may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, sinking fund provisions, and restrictions on our ability to merge with or sell our assets to a third party.
Anti-takeover provisions of our certificate of incorporation and by-laws and provisions of Delaware law could delay or prevent a change of control that you may favor.
     Anti-takeover provisions of our certificate of incorporation and by-laws and provisions of Delaware law may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable, or may impede the ability of the holders of our common stock to change our management. These provisions of our certificate of incorporation and by-laws, among other things:
•	divide our board of directors into three classes, with members of each class to be elected for staggered three-year terms,

•	limit the right of stockholders to remove directors,

•	regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders, and

•	authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.
     In addition, Section 203 of the Delaware General Corporation Law provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation such as our company shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares for a three-year period following the date on which that person or its affiliate crosses the 15% stock ownership threshold. Section 203 could operate to delay or prevent a change of control of our company.
We may acquire other businesses or form joint ventures that may be unsuccessful and could adversely dilute your ownership of our company.
     As part of our business strategy, we may pursue future acquisitions of other complementary businesses and technology licensing arrangements. We also may pursue strategic alliances. We have no experience with respect to acquiring other companies and limited experience with respect to the formation of collaborations, strategic alliances and joint ventures. Our acquisition of Apthera creates significant risks for the company. See “The anticipated benefits of our Apthera acquisition may not be realized” for risks specific to the Apthera acquisition. We may not be able to integrate Apthera or other acquisitions successfully into our existing business and we could assume unknown or contingent liabilities. We also could experience adverse effects on our reported results of operations from acquisition related charges, amortization of acquired technology and other intangibles and impairment charges relating to write-offs of goodwill and other intangible assets from time to time following the acquisition. Integration of an acquired company requires management resources that otherwise would be available for ongoing development of our existing business. We may not realize the anticipated benefits of any acquisition, technology license or strategic alliance.
     To finance future acquisitions, we may choose to issue shares of our common stock as consideration, which would dilute your ownership interest in us. Alternatively, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us and, in the case of equity financings, may result in dilution to our stockholders. Any future acquisitions by us also could result in large and immediate write-offs, the incurrence of contingent liabilities or amortization of expenses related to acquired intangible assets, any of which could harm our operating results.
If our recent underwritten public offering is deemed to violate the terms of the underwriting agreement for our March 2011 offering, we could be subject to claims.
     In the underwriting agreement we entered into in connection with our March 2011 underwritten public offering, we agreed, among other things, not to sell any securities for a period of 90 days, subject to a number of exceptions. Although we believe that our April 2011 underwritten public offering is excepted from this provision, it is possible that the representative of the underwriters for the March offering, or a purchaser of securities in the March offering, could assert claims that the April 2011 offering violated the terms of that underwriting agreement. We are not able to quantify the risk of such claims being made or the effect that any such claims would have on our business.
We have never declared or paid dividends on our common stock and do not anticipate paying dividends in the foreseeable future.
     Our business requires significant funding, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.
NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus and the other documents we have filed with the SEC that are incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of financing needs, revenue, expenses, earnings or losses from operations, or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning product research, development and commercialization plans and timelines; any statements regarding safety and efficacy of product candidates; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors set forth under “Risk Factors” and elsewhere in this prospectus and set forth in our Form 10-K for the year ended December 31, 2010. In addition, forward-looking statements may contain the words “believe,”

“anticipate,” “expect,” “estimate,” “intend,” “plan,” “project,” “will be,” “will continue,” “will result,” “seek,” “could,” “may,” “might,” or any variations of such words or other words with similar meanings.
     Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus and the documents that we reference in this prospectus with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this prospectus and any supplements to this prospectus, whether as a result of new information, future events or otherwise.
USE OF PROCEEDS
     The selling stockholders will receive all proceeds from the sale of shares under this prospectus. We will not receive any proceeds from the sale of the shares by the selling stockholders. We will pay all fees and expenses incurred in connection with the registration of the shares of common stock covered by this prospectus (including, without limitation, SEC filing fees, the Nasdaq Capital Market listing fees and the fees and expenses of our attorneys and accountants), and the selling stockholders will pay any brokerage or underwriting commissions or discounts or other expenses relating to the sale of these shares.
SELLING STOCKHOLDERS
     The selling stockholders are offering under this prospectus 4,974,090 outstanding shares of our common stock, including 497,409 shares that are currently held in escrow pursuant to an escrow agreement among RXi, Computershare Trust Company, N.A., and the representative of the selling stockholders. These escrow shares will become available for sale by the former Apthera stockholders pursuant to this prospectus only as and to the extent they are released from escrow on or about October 13, 2011 and April 13, 2012. All of the shares offered by the selling stockholders were issued by us to the selling stockholders pursuant to the merger agreement in a transaction exempt from registration under the Securities Act and are “restricted securities” under applicable federal and state securities laws, rules and regulations.
     We are registering the shares under the Securities Act to give the selling stockholders the opportunity, if they so desire, to publicly sell the shares for their own accounts in such amounts and at such times and prices as each may choose. Whether sales of shares will be made, and the timing and amount of each such sale, is within the sole discretion of each selling stockholder, and the selling stockholders will act independently of us in making decisions with respect to the sale of their shares. Registration of the shares under the Securities Act does not require that any of the shares be offered or sold by the selling stockholders, and there is no assurance that the selling stockholders will sell any or all of the shares offered by this prospectus.
     In certain circumstances, a donee, pledgee or other transferee who receives shares of common stock offered by this prospectus from a selling stockholder may become entitled to use this prospectus to sell such shares of common stock. In such event, we will file a supplement to this prospectus that amends the following table of selling stockholders to include the donee, pledgee or other transferee as a selling stockholder under this prospectus.
     The table below sets forth the name of each selling stockholder, the number of shares owned by each selling stockholder as of May 5, 2011, the number of shares offered by each selling stockholder under this prospectus and the number of shares of common stock that will be owned by each selling stockholder assuming that the selling stockholder sells all of the shares that are offered under this prospectus. The shares owned and being offered by each selling stockholder include those that are currently held in the escrow established under the escrow agreement. The selling stockholders retain all incidents of ownership of the escrow shares, including the right, in their discretion, to direct the escrow agent in writing as to the exercise of any voting rights pertaining to the escrow shares. The escrow shares will become available for sale by the selling stockholders pursuant to this prospectus only as and to the extent they are released from escrow on or about October 13, 2011 and April 13, 2012.
     Under the terms of the merger agreement, 100,000 of the shares of our common stock issued in the merger were retained by Robert E. Kennedy, in his capacity as the representative of the Apthera stockholders, and may be sold or disposed of by Mr. Kennedy as necessary in order to pay expenses incurred by him in performing his responsibilities as stockholder representative. These retained shares are included among the shares being offered for resale by the selling stockholder under this prospectus. The number of shares owned by each stockholder as set forth in the table below include such selling stockholder’s ratable portion of these retained shares.
     The information in the table is based in part upon information that we were provided by the selling stockholders, and the percentages in the table were calculated based upon 41,919,518 shares of our common stock being outstanding as of May 5, 2011. Beneficial ownership of shares is determined in accordance with SEC rules and includes voting or investment power with respect to the shares. Shares of common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days after May 5, 2011, are deemed to be outstanding for purposes of computing the percentage ownership of the selling stockholder who holds the option, warrant or convertible security, but not for purposes of computing the percentage ownership of any other selling stockholder. An asterisk (*) denotes beneficial ownership of less than 1%.
     Except as described in the footnotes to the table, no selling stockholder currently has, or within the three years preceding the date of this prospectus has had, any position, office or other material relationship with RXi.

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned Prior to			Beneficially Owned After
	this Offering		Number of	Completion of this Offering
	Number of		Shares Being	Number of
Selling Stockholder	Shares	Percent	Offered	Shares	Percent
Scott F. Alexander	22,496	*	22,496	-0-	-0-
Ori D. Alpert	6,080	*	6,080	-0-	-0-
Apthera Holding, LLC(1)	18,240	*	18,240	-0-	-0-
Argueso Family Trust(2)	7,296	*	7,296	-0-	-0-
Bailey Family Trust (DTD June 14, 1991)(3)	12,160	*	12,160	-0-	-0-
Beacon Holdings, LLC(4)	35,263	*	35,263	-0-	-0-
Robbie Bensley	26,752	*	26,752	-0-	-0-
Edward Glenn Beukelman, IRA Charles Schwab & Co., Inc. Account No. 1567-0537	8,332	*	8,332	-0-	-0-
Blackmont Capital, Inc.	32,832	*	32,832	-0-	-0-
L.R.E. Braaksma	2,432	*	2,432	-0-	-0-
William R. Bradford	6,080	*	6,080	-0-	-0-
Beth Buchanan	2,432	*	2,432	-0-	-0-

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned Prior to			Beneficially Owned After
	this Offering		Number of	Completion of this Offering
	Number of		Shares Being	Number of
Selling Stockholder	Shares	Percent	Offered	Shares	Percent
David Buchanan, Joan Buchanan (JTWROS)	2,432	*	2,432	-0-	-0-
Jeffrey D. Buchanan	2,432	*	2,432	-0-	-0-
Michael P. Cahill	6,080	*	6,080	-0-	-0-
Capital Ventures International(5)	2,077,402	4.9%	273,602	1,803,800	4.3%
Chi-Yong Chang	1,653	*	1,653	-0-	-0-
Lawrence R. Cole	11,673	*	11,673	-0-	-0-
Douglas A. daCosta	2,432	*	2,432	-0-	-0-
Richard Della Puca	7,296	*	7,296	-0-	-0-
Arild Eide	2,432	*	2,432	-0-	-0-
Jeffrey H. Eimer	2,432	*	2,432	-0-	-0-
Adrienne Elsner	30,400	*	30,400	-0-	-0-
Bernard W. Elsner	12,160	*	12,160	-0-	-0-
Susan L. Elsner	12,160	*	12,160	-0-	-0-
Marc Fuhrman	24,320	*	24,320	-0-	-0-
Sterling Trust FBO David Minoru Fujii IRA, Acct 401433	370,883	*	370,883	-0-	-0-
Sterling Trust FBO David Minoru Fujii IRA, Acct 402879	158,081	*	158,081	-0-	-0-
David Minoru Fujii	461,813	*	461,813	-0-	-0-
David Minoru Fujii, Charles Schwab & Co. Inc. Cust IRA Contributory Acct No. 3500-9434	26,851	*	26,851	-0-	-0-
Equity Trust Company, dba Sterling Trust, Custodian FBO David Minoru Fujii	221,372	*	221,372	-0-	-0-
John B. Furman Defined Benefit Pension Trust(6)	2,432	*	2,432	-0-	-0-
William E. Gannon Jr.	94,651	*	94,651	-0-	-0-
Usha & Indira Goohya	2,432	*	2,432	-0-	-0-
Jamie J. Gorman, Jr.	4,864	*	4,864	-0-	-0-
Mary Ann Gray(7)	66,354	*	66,354	-0-	-0-
Nicholas Hartman	9,655	*	9,655	-0-	-0-

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned Prior to			Beneficially Owned After
	this Offering		Number of	Completion of this Offering
	Number of		Shares Being	Number of
Selling Stockholder	Shares	Percent	Offered	Shares	Percent
Robert Haskell	30,400	*	30,400	-0-	-0-
Blake A. Helm	8,512	*	8,512	-0-	-0-
Corey P. Helm	8,512	*	8,512	-0-	-0-
Sanford J. Hillsberg(8)	439,339	1.0%	120,839	318,500	*
Home Run Swing, LLC(9)	2,796	*	2,796	-0-	-0-
Kevin C. Hoppock	8,512	*	8,512	-0-	-0-
Andrei Iancu	30,400	*	30,400	-0-	-0-
INOGO B.V.	8,512	*	8,512	-0-	-0-
Edward L. Jacobs	30,084	*	30,084	-0-	-0-
Janice Lynn Keast	6,566	*	6,566	-0-	-0-
Douglas R. Kennedy	608	*	608	-0-	-0-
Lauren S. Kennedy(10)	608	*	608	-0-	-0-
Peggy F. Kennedy(11)	2,432	*	2,432	-0-	-0-
Phillip B. Kennedy(12)	608	*	608	-0-	-0-
Robert E. Kennedy(13)	376,866	*	374,289	2,577	*
Stephen A. Kennedy	608	*	608	-0-	-0-
Young Don Kim	2,432	*	2,432	-0-	-0-
Robert S. King	2,452	*	2,452	-0-	-0-
Christopher J. Knauer	2,432	*	2,432	-0-	-0-
KwangDong Pharmaceuticals Co., Ltd.(14)	32,865	*	32,865	-0-	-0-
Lane Ventures Inc.(15)	79,647	*	79,647	-0-	-0-
Helen Lim	3,283	*	3,283	-0-	-0-
Keith Lim, Inc.(16)	32,831	*	32,831	-0-	-0-
Longtrail Advisors, LLC(17)	40,160	*	40,160	-0-	-0-
Luconja Investments, LLC(18)	121,601	*	121,601	-0-	-0-
Navid Malik	16,415	*	16,415	-0-	-0-
Manschot Defined Benefit Plan	2,432	*	2,432	-0-	-0-
Robert Manschot	6,080	*	6,080	-0-	-0-
Michael McFerrin Trust(19)	30,400	*	30,400	-0-	-0-
Jon W. McGarity	8,463	*	8,463	-0-	-0-

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned Prior to			Beneficially Owned After
	this Offering		Number of	Completion of this Offering
	Number of		Shares Being	Number of
Selling Stockholder	Shares	Percent	Offered	Shares	Percent
Lorne D. McKay Jr. & Edwina J. McKay	19,456	*	19,456	-0-	-0-
Alia Minhas	8,471	*	8,471	-0-	-0-
A. Charles Morgan	67,294	*	67,294	-0-	-0-
David L. Morgan	13,225	*	13,225	-0-	-0-
N.P. Monteban B.V.(20)	2,432	*	2,432	-0-	-0-
F.E. Nieboer	2,432	*	2,432	-0-	-0-
Mitsuhiro Osada	1,653	*	1,653	-0-	-0-
Chandra Panchmia	43,776	*	43,776	-0-	-0-
Paquet Family Trust(21)	35,264	*	35,264	-0-	-0-
Pratik Patel	2,432	*	2,432	-0-	-0-
George E. Peoples(22)	319,166	*	319,166	-0-	-0-
Jeffrey S. Platt, IRA	30,400	*	30,400	-0-	-0-
R&I Family Trust u/a/d 3/15/90(23)	30,400	*	30,400	-0-	-0-
The Philippe Y. & Francoise J. Reyns Revocable Trust U/D/T 5/14/2002(24)	2,432	*	2,432	-0-	-0-
Ringneck Investments LLC(25)	2,577	*	2,577	-0-	-0-
Michael Ritchey	2,432	*	2,432	-0-	-0-
Stuart Rogers	6,566	*	6,566	-0-	-0-
Mark S. Schubert	5,958		5,958	-0-	-0-
Mark W. Schwartz(26)	337,661	*	337,661	-0-	-0-
William Sentenac & Leigh Sentenac	4,864	*	4,864	-0-	-0-
Mukund Shah	3,283	*	3,283	-0-	-0-
Naresh T. Shah & Smita N. Shah	4,620	*	4,620	-0-	-0-
Rasik G. Shah	6,080	*	6,080	-0-	-0-
Joseph Sinkule	269,954	*	269,954	-0-	-0-
SMD Family Ltd. Partnership(27)	20,672	*	20,672	-0-	-0-
Luke Somerlot	239	*	239	-0-	-0-
Burton K. Stopnik	3,040	*	3,040	-0-	-0-
Matthew & Heather Stopnik	1,824	*	1,824	-0-	-0-

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned Prior to			Beneficially Owned After
	this Offering		Number of	Completion of this Offering
	Number of		Shares Being	Number of
Selling Stockholder	Shares	Percent	Offered	Shares	Percent
Scott H. Stopnik	1,216	*	1,216	-0-	-0-
Joseph Telushkin(28)	92,560	*	42,560	50,000	*
Three W. Partners, LTD(29)	3,293	*	3,293	-0-	-0-
Gail Thurston	53,204	*	53,204	-0-	-0-
Bob Thurston	3,283	*	3,283	-0-	-0-
Brent Treiger	109,663	*	109,663	-0-	-0-
Weber Advantage Consulting, LLC(30)	9,236	*	9,236	-0-	-0-
Stephen B. Wechsler	3,040	*	3,040	-0-	-0-
Trust u/w Mark Weidman, Deceased(31)	2,371	*	2,371	-0-	-0-
Steven C. Weidman(32)	11,795	*	9,424	2,371	*
Kimberly Weiss	4,864	*	4,864	-0-	-0-
Lee Weiss	4,864	*	4,864	-0-	-0-
Mark Werdyger	9,457	*	9,457	-0-	-0-
Morgan Stanley Smith Barney as Custodian FBO David Wohlberg IRA	42,560	*	42,560	-0-	-0-
David Wohlberg	362,519	*	362,519	-0-	-0-
Wolens Family Trust, Keenan Wolens, Trustee(33)	48,640	*	48,640	-0-	-0-
Robert P. Yavel(34)	73,532	*	2,432	71,100	*
Zeidman Family Trust 07-06-1993(35)	3,404	*	3,404	-0-	-0-
Bernard Zicherman	2,359	*	2,359	-0-	-0-

(1)    Apthera Holding, LLC is a limited liability company of which Mitchell A. Saltz is the manager. As such, Mr. Saltz has voting and investment control over the shares shown.
(2)    Luis R. Argueso, as Trustee of the Argueso Family Trust, has voting and investment control over the shares shown.
(3)    Robert Behrens Bailey Jr. and Paige Bentley Bailey, as Trustees of the Bailey Family Trust, have voting and investment control over the shares shown.
(4)    Steve Wille and Dave Verseman have voting and investment power over the shares shown.
(5)    Includes 1,545,000 shares underlying warrants, the terms of which limit their exercise so that the holder’s beneficial ownership shall not exceed 4.99%. Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of the shares held by CVI. Martin Kobinger is the Investment Manager of Heights Capital Management, Inc., and as such may be deemed to have voting and investment control over CVI’s shares. Mr. Kobinger disclaims beneficial ownership of such shares.
(6)    John B. Furman, as Trustee of the John B. Furman Defined Benefit Pension Trust, has voting and investment control over the shares shown.
(7)    Mary Ann Gray was a director of Apthera until she tendered her resignation in connection with our acquisition of Apthera.
(8)    The shares beneficially owned by Mr. Hillsberg include 312,500 shares underlying stock options. Mr. Hillsberg has served as the Chairman of the Board of Directors of RXi since 2007.
(9)    Robert W. Crew, Philip Newlin, Steven Cox and Kevin Hoppock have voting and investment control over the shares shown.
(10)    Lauren S. Kennedy’s spouse is Phillip B. Kennedy.
(11)    Peggy F. Kennedy’s spouse is Robert F. Kennedy.
(12)    Phillip B. Kennedy’s spouse is Lauren S. Kennedy.
(13)    Of the shares shown, 2,577 shares are owned of record by Ringneck Investments, LLC, of which Robert. E. Kennedy is the managing member and a 5.66% equity owner. Mr. Kennedy, whose spouse is Peggy F. Kennedy, was appointed as Vice President and Chief Financial Officer of RXi in connection with our acquisition of Apthera.
(14)    KwangDong Pharmaceuticals Co., Ltd (“KwangDong”) is a corporation and Bo-Hyung Lee has voting and investment power over the shares shown. KwangDong entered into a license agreement with Apthera in June 2009, pursuant to which KwangDong was granted a license to sell NeuVax in South Korea.
(15)    Lane Ventures Inc. is a corporation and Joseph Hammer has voting and investment control over the shares shown.
(16)    Keith Lim, Inc. is a corporation and Keith Lim has voting and investment control over the shares shown.
(17)    Longtrail Advisors, LLC is a limited liability company and Ira Z. Leiderman has voting and investment control over the shares shown. Mr. Leiderman was Chairman of the Board of Apthera until he tendered his resignation in connection with our acquisition of Apthera.
(18)   Luconja Investments, LLC is a limited liability company of which Stanley A. Myers is the manager. As such, Mr. Myer has voting and investment control over the shares shown.
(19)    Michael McFerrin, as Trustee of the Michael McFerrin Trust, has voting and investment control over the shares shown.
(20)    N.P. Monteban is the Chief Executive Officer of N.P. Monteban B.V., and as such, Mr. Monteban has voting and investment control over the shares shown.
(21)    Donald and Valerie Paquet, as Trustees of the Paquet Family Trust, have voting and investment control over the shares shown.
(22)    Mr. Peoples was appointed as Chief Medical Advisor of RXi in connection with our acquisition of Apthera.
(23)    Richard N. Kipper, as Trustee of the R&I Family Trust u/a/d 3/15/90, has voting and investment control over the shares shown.
(24)   Philippe Y. Reyns, as Trustee of The Philippe Y. & Francoise J. Reyns Revocable Trust – D – 5/14/2002, has voting and investment control over the shares shown.
(25)   Ringneck Investments, LLC is a private limited liability company of which Robert E. Kennedy is the managing member and a 5.66% equity owner. Robert E. Kennedy, Daniel K. Newell and Chris W. Prater have voting and investment control over the shares shown.
(26)   Mr. Schwartz was appointed as Executive Vice President and Chief Operating Officer of RXi in connection with out acquisition of Apthera.
(27)   Michael J. Dupuy, the general partner of SMD Family Ltd. Partnership, has voting and investment control over the shares shown.
(28)    Of the shares shown, 50,000 are held in Mr. Telushkin’s IRA account.
(29)    CMM Investments, LLC, the general partner of Three W. Partners, Ltd. (“TWP”), has discretionary authority to vote and dispose of the shares held by TWP and may be deemed to be the beneficial owner of the shares held by TWP. Chia C. Wang and Yun M. Wang, are members of CMM Investments, LLC, and as such, have voting and investment control over TWP’s securities.
(30)   Weber Advantage Consulting, LLC is a limited liability company of which Kevin D. Weber is the sole member. As such, Mr. Weber has voting and investment control over the shares shown.
(31)    Steven C. Weidman, as Trustee of the Trust u/w Mark Weidman, Deceased, has voting and investment control over the shares shown.
(32)   Of the shares shown, 2,371 are owned of record by the Trust u/w Mark Weidman, Deceased. Such shares are being offered under this prospectus. Steven C. Weidman, as Trustee of the Trust u/w Mark Weidman, Deceased, has voting and investment control over such shares.
(33)    Orna and Keenan Wolens have voting and investment control over the shares shown.
(34)    Of the shares shown, 71,100 are held by Mr. Yavel and his spouse in a joint tenancy with right of survivorship.
(35)    Eric J. Zeidman, as Trustee of the Zeidman Family Trust 07-06-1993, has voting and investment control over the shares shown.

PLAN OF DISTRIBUTION
     The selling stockholders may, from time to time, sell or otherwise transfer any or all of the shares that are covered by this prospectus on the Nasdaq Capital Market or on any other stock exchange, market or trading facility on which the shares are traded or in private transactions. Sales of the shares may be at fixed prices, at prevailing market prices at the time of sale, at prices relating to the prevailing market prices, at varying prices determined at the time of sale or at negotiated prices.
     The selling stockholders may use any one or more of the following methods when selling or otherwise transferring the shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	short sales;

•	transactions in which the broker-dealer agrees with the selling stockholders to sell a specified number of the shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted by applicable law.
     To the extent permitted by applicable law, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:
•	enter into transactions involving short sales of the shares by a broker-dealer;

•	sell shares short themselves and redeliver the shares to close out their short positions;

•	enter into option or other types of transactions that require the selling stockholders to deliver shares to a broker-dealer, who will then resell or otherwise transfer the shares under this prospectus; or

•	loan or pledge the shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

     We have provided the selling stockholders with copies of this prospectus. If the selling stockholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act, including by compliance with Rule 172 under the Securities Act.
     Any shares covered by this prospectus that qualify for resale in accordance with the terms and conditions of Rule 144 under the Securities Act may be sold by the selling stockholders under Rule 144 rather than under this prospectus.
     We will pay all fees and expenses incurred in connection with the registration of the shares of common stock covered by this prospectus (including, without limitation, SEC filing fees, the Nasdaq Capital Market listing fees and the fees and expenses of our attorneys and accountants), and the selling stockholders will pay any brokerage or underwriting commissions or discounts or other expenses relating to the sale of these shares.
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares covered by this prospectus and, if they default in the performance of their secured obligations, the secured parties may offer and sell such shares from time to time under this prospectus after we have filed a supplement to this prospectus that amends the list of selling stockholders to include the secured parties as selling stockholders under this prospectus.
     The selling stockholders may from time to time transfer some or all of the shares covered by this prospectus by gifts, by distributions of the shares to stockholders, partners or members of selling stockholders that are corporations, partnerships or limited liability companies, respectively, or by other similar distributions. In such event, the donees or other transferees of such shares may offer and sell such shares from time to time under this prospectus after we have filed a supplement to this prospectus that amends the list of selling stockholders to include the donees or other transferees as selling stockholders under this prospectus.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares if liabilities are imposed on that person under the Securities Act.
     The selling stockholders have advised us that, as of the date of this prospectus, they have not entered into any agreements or arrangements with any underwriters or broker-dealers regarding the sale of the shares that are covered by this prospectus and that there is no underwriter or coordinating broker acting in connection with a proposed sale of any such shares by any selling stockholder. If we are subsequently notified by any selling stockholder that any material arrangement has been entered into with an underwriter or a broker-dealer for the sale of any of the shares, if required by applicable law we will file a supplement to this prospectus that discusses such arrangement.
     Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of the shares by a broker-dealer acting as principal may be deemed to be underwriting discounts or commissions under the Securities Act.
     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of the shares covered by this prospectus and to the related activities of the selling stockholders. Regulation M generally provides, among other things, that any selling stockholder engaged in the distribution of securities may not concurrently purchase such securities during the period of distribution described in Regulation M.
DESCRIPTION OF COMMON STOCK
     The following summary of the terms of our common stock is subject to and qualified by reference to our certificate of incorporation and bylaws, copies of which are on file with the SEC as exhibits to previous SEC filings. Please refer to “Where You Can Find More Information” below for directions on obtaining these documents.
     As of June 3, 2011, we were authorized to issue 50,000,000 shares of common stock and had 41,919,518 shares (excluding treasury shares) of common stock outstanding. On April 21, 2011, our board of directors authorized an increase in our authorized shares of common stock to 125,000,000 shares. The increase is subject to approval of our stockholders, which we will seek at our upcoming 2011 annual meeting of stockholders.
     The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board with respect to any series of preferred stock, the holders of such shares possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of common stock are entitled to such dividends as may be declared from time to time by our board from funds available therefore and upon liquidation are entitled to receive pro rata all assets available for distribution to such holders. Our common stock is not redeemable, and the holders of our common stock have no preemptive rights.
     We also are authorized to issue up to 5,000,000 shares of preferred stock, par value $0.0001 per share. Our board of directors, without further action by the holders of our common stock, may issue shares of our preferred stock. Our board is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.
     The authority possessed by our board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
LEGAL MATTERS
     TroyGould PC, Los Angeles, California, has rendered an opinion with respect to the validity of the shares of common stock offered by the selling stockholders by this prospectus. Sanford J. Hillsberg, the Chairman of the Board of Directors of RXi and a selling stockholder, is an attorney with TroyGould PC. TroyGould PC owned 23,491 shares of our common stock as of June 8, 2011.

EXPERTS
     The financial statements of RXi Pharmaceuticals Corporation as of December 31, 2010 and 2009 and for the years then ended and for the cumulative period from inception (January 1, 2003) through December 31, 2010 incorporated by reference in this prospectus have been so incorporated in reliance on the report of BDO USA, LLP (formerly BDO Seidman, LLP), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The financial statements of Apthera, Inc. as of December 31, 2010 and 2009 and for the years then ended and for the cumulative period from inception (July 20, 2005) through December 31, 2010 incorporated by reference in this prospectus have been so incorporated in reliance on the report of Lohman Company, PLLC, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” into this prospectus supplement the information we have filed with the SEC. The information we incorporate by reference into this prospectus supplement is an important part of this prospectus supplement. Any statement in a document we incorporate by reference into this prospectus supplement or the accompanying prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus supplement or any other subsequently filed document that is incorporated by reference into this prospectus supplement modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus supplement or accompanying prospectus, as applicable, except as modified or superseded.
     We incorporate by reference into this prospectus supplement the information contained in the documents listed below, which is considered to be a part of this prospectus supplement:
•	our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on April 15, 2011, as amended by our Form 10-K/A filed with the SEC on May 2, 2011.

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 16, 2011.

•	our Current Reports on Form 8-K and amended Current Reports on Form 8-K/A filed with the SEC on March 1, 2011, April 5, 2011, April 14, 2011, April 15, 2011, April 21, 2011, April 26, 2011, May 4, 2011, May 17, 2011, and June 10, 2011, respectively.

•	our Schedules 14A filed with the SEC on May 20, 2011 and May 31, 2011, respectively.

•	the description of our common stock and related rights contained in our registration statement on Form 8-A (file no. 001-33958), as amended, filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.
     We also incorporate by reference into this prospectus all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering by the selling stockholders; provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K we may subsequently file.

     You may request a copy of the documents incorporated by reference into this prospectus, at no cost, by writing or telephoning us at the following address:
RXi Pharmaceuticals Corporation
60 Prescott Street
Worcester, MA 01650
Attention: Investor Relations
Phone: (508) 767-3861
     Copies of these documents are also available, without charge, through the “Investor Relations” section of our website (www.rxipharma.com) as soon as reasonably practicable after they are filed with the SEC. The information contained on our website is not a part of this prospectus.

PROSPECTUS

RXi PHARMACEUTICALS CORPORATION
4,974,090 Shares of Common Stock
Offered by the Selling Stockholders
The date of this prospectus is June [•], 2011

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the expenses to be paid in connection with the offering of securities described in this registration statement, excluding any brokerage and underwriting discounts and commissions, which will be paid by the selling stockholders. All amounts shown are estimates except for the SEC registration fee.

Securities and Exchange Commission registration fee	$526
Printing and engraving expenses	5,000
Legal fees and expenses	15,000
Accounting fees and expenses	20,000
Transfer agent and registrar fees	2,500
Miscellaneous expenses	1,974

Total	$45,000

ITEM 15. Indemnification of Directors and Officers.
     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys’ fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction shall determine that such indemnity is proper.
     Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.
     Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.
     Our Amended and Restated Certificate of Incorporation provides that our directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. In addition, our Amended and Restated Certificate of Incorporation provides that we shall indemnify our directors to the fullest extent permitted by the laws of the State of Delaware. We have entered into indemnification agreements with each of our non-employee directors that provide for indemnification and expense advancement to the fullest extent permitted by the laws of the State of Delaware.
     Our Amended and Restated Certificate of Incorporation provides that we may purchase and maintain insurance policies on behalf of our directors and officers against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act. We have obtained directors and officers’ liability insurance to cover liabilities our directors and officers may incur in connection with their services to us.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.
ITEM 16. Exhibits.
     The Exhibit Index that follows the signature page of this registration statement lists the exhibits that are filed with this registration statement, and such Exhibit Index is incorporated herein by reference.
ITEM 17. Undertakings.
     (a) The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on June 10, 2011.

RXi PHARMACEUTICALS CORPORATION
By:	/s/ Mark J. Ahn
Mark J. Ahn
President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Mark J. Ahn Mark J. Ahn	President and Chief Executive Officer (Principal Executive Officer) and Director	June 10, 2011

/s/ Robert E. Kennedy Robert E. Kennedy	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 10, 2011

* Sanford J. Hillsberg	Director	June 10, 2011

* Richard Chin	Director	June 10, 2011

Signature	Title	Date

* Steven S. Galliker	Director	June 10, 2011

* Steven S. Kriegsman	Director	June 10, 2011

* Rudolph Nisi	Director	June 10, 2011

*	By:	/s/ Mark J. Ahn, Ph.D.
Mark J. Ahn, Ph.D., as Attorney-in-fact

EXHIBIT INDEX
     The following exhibits are filed with this registration statement or are incorporated by reference as a part of this registration statement:

Exhibit
Number	Description

23.1	Consent of BDO USA, LLP.

23.2	Consent of Lohman Company, PLLC.